08001687

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Intercell AG

*CURRENT ADDRESS Campus Vienna Biocenter 6
1030 Vienna, Austria

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 17 2008
THOMSON
FINANCIAL

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FILE NO. 82- 35170 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: mme

DAT : 4/8/08

Intercell announces Q4 and full year 2006 results:

Successful progress in partnerships increased revenues by 176.5 percent – All development programs on track – Strong strategic position for 2007

A strong and solid financial position at year end 2006 for further growth

- Technologies created significant value - revenues of € 23.5 million, an increase of 176.5 percent - driven by successful progress in existing and new partnerships
- R&D costs of € 31.0 million enabled to drive all programs forward at full speed to create the maximum value out of the product and technology platforms
- Strong cash position with € 94.4 million
- 35.9 percent decrease of net loss from € 25.1 million in 2005 to € 16.1 million in 2006 represents the turnaround of the previous trend of increasing annual losses

A clear strategy to market for the first product - *Intercell's Japanese Encephalitis Vaccine*

- Pivotal Phase III immunogenicity and safety trials successfully completed
- US regulatory filing initiated - full BLA submission expected in H2 2007
- Joint launch activities with Novartis for private markets on track for H1 2008
- Start of pediatric trials in Asia planned for H1 2007
- Partnership for Japan expected in 2007

Become a leader in an attractive new market - Nosocomial Infections

- S.aureus Vaccine partnered with Merck: Promising results in Phase I clinical studies – Phase II expected to start in 2007
- Acquisition of Pelias completed – Pseudomonas Vaccine with promising Phase II data successfully integrated into Intercell's pipeline – Start of Phase II/III planned for end 2007/early 2008

Important milestone ahead – Intercell's *Hepatitis C Vaccine*

- Phase II "proof – of – concept" study fully recruited - first data expected for mid 2007
- Forward strategies comprise options for mono- and/or combination therapies

Broaden the pipeline and create business opportunities – Intercell's technologies

- Data of Intercell's adjuvant (IC31™) in clinical proof of concept study in *Tuberculosis Vaccine* (Phase I) expected in H1 2007
- AIP® technology geared up to deliver further new product candidates for own development and/or partnering activities in 2007

Vienna (Austria), March 5, 2007 – Vaccine company Intercell AG (VSE: ICLL) today announced financial results for the fourth quarter and the full year 2006:

Q4 2006 Financial review

Intercell's aggregate **revenues** increased from € 3.7 million in the fourth quarter 2005 to € 17.0 million in the fourth quarter 2006. This strong increase was due to outstanding revenues from

collaborations and licensing of € 16.0 million in the three months ended December 31, 2006, compared to € 2.7 million in the same period of the prior year. Revenues resulted primarily from a milestone payment of € 10 million under the marketing and distribution agreement for Intercell's Japanese Encephalitis Vaccine with Novartis, following submission of positive Phase III data, and from an up-front license payment, partially recognized as revenue in the fourth quarter 2006, from Merck&Co., Inc. under a new partnership to develop a prophylactic vaccine and antibody treatment against Group A Streptococcus.

Driven by revenues from collaborations and licensing, Intercell could achieve its first profitable quarterly result ever in the fourth quarter 2006. Net income was € 5.6 million, compared to a net loss of € 7.2 million in the fourth quarter 2005.

Research and development costs decreased from € 11.0 million in the fourth quarter 2005 to € 9.2 million in the same period in 2006 due to a decrease in clinical trial costs.

Full year 2006 Financial Review

Intercell's aggregate annual revenues increased from € 8.5 million in the year ended December 31, 2005 to € 23.5 million in the year ended December 31, 2006, or by 176.5 percent. This strong increase was due to higher revenues from collaborations and licensing resulting from new partnerships with pharmaceutical companies and from significant progress made in the existing collaborations. Revenues from collaborations and licensing were € 21.5 million in 2006, compared to € 6.3 million in 2005, which represents an increase of 241.3 percent.

Intercell's net loss for the year ended December 31, 2006 was € 16.1 million, compared to € 25.1 million in 2005. This decrease by 35.9 percent represents a change in the trend of increasing net losses throughout the previous years. The decrease in net loss was due to the strong increase in revenues, while net operating expenses also continued to increase as a result of the progress of Intercell's development programs. Research and development costs increased from € 28.5 million in 2005 to € 31.0 million in 2006, or by 8.8 percent.

As of December 31, 2006, Intercell had liquid funds of € 94.4 million of which € 28.9 million was cash and cash equivalents and € 65.5 million was available-for-sale securities.

The full quarterly report including un-audited financial statements can be downloaded at www.intercell.com.

About Intercell AG:

Intercell AG is a growing biotechnology company which focuses on the design and development of novel vaccines for prevention and treatment of infectious diseases with substantial unmet medical need. The Company develops antigens and immunizers (adjuvants) which are derived from its proprietary technology platforms, and has in-house GMP manufacturing capability. Based on these technologies, Intercell has strategic partnerships

with a number of global pharmaceutical companies, including Novartis, Merck&Co., Inc, sanofi pasteur, Kirin, Wyeth, and the Statens Serum Institut.

The Company's lead product, a prophylactic vaccine against Japanese Encephalitis has successfully concluded pivotal Phase III clinical trials. The regulatory process towards a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) has been initiated. The broad development pipeline includes a therapeutic vaccine for Hepatitis C in Phase II, a Pseudomonas vaccine in Phase II, partnered vaccines for Tuberculosis and S. aureus which are in Phase I, and five products focused on infectious diseases in pre-clinical development. Intercell is listed on the Vienna stock exchange under the symbol "ICLL".

For more information please visit: www.intercell.com

Contact Intercell AG:

Intercell AG
Katharina Wieser
Head of Corporate Communications
Campus Vienna Biocenter 2, A-1030 Vienna
P: +43-1-20620-303 Mail to: kwieser@intercell.com

This communication expressly or implicitly contains certain forward-looking statements concerning Intercell AG and its business. Such statements involve certain known and unknown risks, uncertainties and other factors which could cause the actual results, financial condition, performance or achievements of Intercell AG to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Intercell AG is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

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Intercell AG announces Q1 results and update on development programs:
Adjuvant IC31™ opens attractive new market opportunity in Flu – All development projects on track – Strong focus on nosocomial infections — Net loss further decreased – Strong financial position

IC31™ - Clinical results emphasize broad and commercial use in vaccine development

» Protective profile for IC31™ in Phase I Tuberculosis vaccine trial - strong T-cell immune responses in humans confirming broad pre-clinical data base

» Promising pre-clinical data for the use of IC31™ in next generation Flu vaccines – first clinical trials planned for 2007

» Next Milestones – start of a Phase I "proof-of-concept" clinical trial for an IC31™ adjuvanted Flu vaccine and strong focus on a commercial use of IC31™ and further strategic partnerships

All development projects on track and within expected timelines

» Japanese Encephalitis vaccine - all preparations for expected market launch in the US early 2008 and late 2008 in Europe are on track
Regulatory clearance to start a pediatric Phase II clinical trial in India obtained - start of Phase II trial within the next few weeks

» Hepatitis C vaccine – Phase II "proof-of-concept" study fully recruited - first data expected by mid 2007 - forward strategies comprise options for mono- and/or combination therapies

» Pneumococcus vaccine – preparations for start of Phase I clinical trial on track

Nosocomial (hospital-acquired) infections – Building the leading vaccine franchise

» Staphylococcus aureus vaccine partnered with Merck & Co. - safe and immunogenic in Phase I clinical trials - Phase II expected to start in 2007

» Pseudomonas vaccine – preparations for start of clinical Phase II/III trials on track

» Enterococcus/Klebsiella vaccines – AIP® accelerated to progress into clinical development

Strong financial position – Net loss further reduced

» € 7.1 million net loss for Q1 2007 – down 19.3 percent as compared to Q1 2006

» Increase of aggregate revenues – € 1.5 million in Q1 2007 compared to € 0.3 million in Q1 2006

» € 7.4 million R&D expenses in Q1 2007 – up 8.8 percent as compared to Q1 2006

» Strong cash position with € 86.3 million in liquid funds at March 31, 2007

campus vienna BIOCENTER
INTERCELL AG, CAMPUS VIENNA BIOCENTER 6, A-1030 VIENNA, AUSTRIA, PHONE +43 1-20620-100, FAX +43-1-20620-800, WWW.INTERCELL.COM
BANK AUSTRIA, BLZ 20151, ACC.NR. 00607177102, UID-NR. ATU 44511104, FB-NR. 166438 M / HG WIEN

Vienna (Austria), May 14, 2007 – Vaccine company Intercell AG (VSE: ICLL) announced today the financial results for the first quarter 2007 and an update on the company's development programs:

Q1 2007 Operational Business and Strategy Review

Japanese Encephalitis (JE) vaccine on track to market:

The regulatory process towards a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) has been initiated.

In Q1 2007 Intercell and its Indian partner Biological E. Ltd. obtained regulatory clearance to start a **pediatric Phase II clinical trial** for Intercell's novel Japanese Encephalitis vaccine in India. The study, which is expected to start within the next few weeks, will enroll children at the age of one to three years. It is the first step towards the licensure of a new cell culture derived product in Asia, which is expected by late 2008/early 2009.

Next Milestones:

» EMEA filing
» Agreement with US Army
» Market launch (early 2008)
» Marketing and sales agreement for Japanese market

Hepatitis C vaccine - Phase II "proof-of-concept" study fully recruited:

The recruitment of the Phase II study with 50 treatment naïve chronic Hepatitis C patients was completed in Q1 2007. The patients were vaccinated with Intercell's vaccine IC41, using an optimized route and frequency of administration, which was identified in an optimization study completed during 2006.

The current study aims to show significant reductions of HCV-RNA linked to the stronger HCV specific T-cell responses obtained in the optimization study.

First interim data from the ongoing Phase II study comprising a first subset of patients having already completed all 8 vaccinations given during a 14 weeks treatment period are expected by mid 2007. Final data of the study are expected to be available by early 2008. Forward strategies for further development comprise options for mono- and/or combination therapies.

Next Milestones:

» Interim and final Phase II data

IC31™ - Human data open new opportunities for Flu and other vaccines:

IC31™, which is used as adjuvant in a Tuberculosis vaccine partnered with SSI, delivered an

outstanding profile in a Phase I study completed in Q1 2007. IC31™ demonstrated the stimulation of strong T-cell immune responses in humans as had already previously been seen in a variety of animal models. These results underpin the scientific concept of IC31™ and encourage broad and commercial use of Intercell's proprietary technology platform in a variety of prophylactic and therapeutic vaccines.

Supported by the Tuberculosis vaccine data obtained in humans and based on the broad Flu-specific B- and T-cell immunogenicity profile observed in animal models (presented at "Influenza Vaccines for the World", Vienna, October 2006), a Phase I clinical trial to demonstrate the "proof-of-concept" for a superior inter-pandemic vaccine formulated with IC31™, is planned to commence in the second half of 2007.

With one single injection of a standard Flu vaccine adjuvanted with IC31™ Haemaglutinin titers and specific T-cell responses could be drastically increased in a mouse immunogenicity model. Furthermore, the presence of IC31™ induces very long-lasting and high levels of Flu-specific T-cells as well as IgG2a, both markers for a type 1 response known to improve and to broaden the protection from Influenza infections.

Next Milestones:

- Start of a Phase I "proof-of-concept" clinical trial for an IC31™ adjuvanted Flu vaccine
- Strong focus on a commercial use of IC31™ and further strategic partnerships

Tuberculosis vaccine – Phase I data justify product development:

In Q1 2007, Intercell and its partner, the Danish Statens Serum Institut (SSI), announced positive results for their Tuberculosis vaccine. The vaccine combines SSI's antigens with Intercell's proprietary adjuvant IC31™. The data from the Phase I trial, which was performed at the Department of Infectious Diseases at Leiden University Medical Center in the Netherlands, show that the vaccine is safe and very immunogenic in healthy individuals as reported at the Keystone conference April 2007. Based on these results, the start of further Phase I/II clinical trials is planned for 2007.

Next Milestone:

- Start of further clinical trials (with SSI)

Q1 2007 Financial review

Revenues:

Aggregate revenues increased from € 0.3 million in the three months ended March 31, 2006 to € 1.5 million in the three months ended March 31, 2007. The increase was attributable to higher grant income and to higher revenues from existing collaboration and licensing agreements with pharmaceutical companies.

Results of Operations:

Intercell's net loss decreased from € 8.8 million in the first quarter 2006 to € 7.1 million the first quarter 2007, or by 19.3 percent. This decrease was primarily due to an increase in revenues and in other operating income and to a decrease in the share of loss of associated companies.

Net operating expenses increased from € 8.7 million in the quarter ended March 31, 2006 to € 9.0 million in the quarter ended March 31, 2007, or by 3.4 percent. Research and development expenses increased by 8.8 percent and were € 7.4 million in the first three months of 2007 compared to € 6.8 million the same period of 2006. Intercell's general, selling and administrative expenses were € 3.2 million in the three months ended March 31, 2007 compared to € 2.0 million in the comparative period of the previous year. This increase of 60.0 percent was primarily due to higher personnel expenses resulting from stock compensation costs. Net other operating income increased from € 0.1 million in the first quarter 2006 to € 1.6 million in the first quarter 2007 due to primarily R&D tax credits.

No share of loss of associated companies was recorded in the three months ended March 31, 2007, compared to € 1.0 million in the same period of the previous year, because all companies that had been accounted for as associates had been acquired and were fully consolidated. The contribution of newly acquired companies to Intercell's net loss in the first quarter 2007 was € 0.7 million.

Net financial income decreased from € 0.5 million in the first quarter 2006, to € 0.4 million in the same period of 2007 due to higher interest expenses, which were partly offset by higher interest income.

Cash Flow:

Intercell's net cash used in operating activities for the quarters ended March 31, 2007 and 2006 was € 9.6 million and € 8.5 million, respectively. The increase was primarily due to higher working capital requirements.

Net cash provided by investing activities in the first quarter of 2007 was € 1.3 million compared to € 9.2 million in the same period of the previous year. The decrease was primarily due to the prior year's effect of the sale of available-for-sale financial assets in the first quarter of 2006. Cash used for purchases of property, plant and equipment increased to € 1.8 million in the three months ended March 31, 2007 from € 1.4 million in the first quarter of 2006 and was primarily used for laboratory and manufacturing equipment. In the first quarter of 2007, Intercell acquired essentially all of the shares of Pelias Biomedizinische Entwicklungs AG in an all-share deal. The transaction added € 2.9 million in cash to Intercell's balance sheet and, according to IAS 36, led to the capitalization of in-process research and development projects of € 18.9 million.

Intercell's net cash used in financing activities in the period ended March 31, 2007 was € 0.5

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SMART VACCINES

million, compared to € 0.3 million in the same period of the previous year, and resulted primarily from repayments of loans.

As of March 31, 2007 Intercell had liquid funds of € 86.3 million of which € 20.2 million was cash and cash equivalents and € 66.1 million was available-for-sale financial assets.

Key Financial Figures

€ in thousands	3 months ended March 31		Year ended December
	2007	2006	31, 2006
Revenues	1,502	372	23,452
Net loss	(7,050)	(8,814)	(16,143)
Net operating cash flow	(9,635)	(8,482)	(7,979)
Cash and marketable securities, end of period	86,262	38,817	94,421

The un-audited condensed consolidated interim financial statements can be downloaded at www.intercell.com.

About Intercell AG
Intercell AG is a growing biotechnology company which focuses on the design and development of novel vaccines for the prevention and treatment of infectious diseases with substantial unmet medical need. The Company develops antigens and adjuvants which are derived from its proprietary technology platforms, and has in-house GMP manufacturing capability. Based on these technologies, Intercell has strategic partnerships with a number of global pharmaceutical companies, including Novartis, Merck & Co., Wyeth, sanofi pasteur, Kirin and the Statens Serum Institut.
The Company's leading product, a prophylactic vaccine against Japanese Encephalitis, successfully concluded pivotal Phase III clinical trials in 2006. The regulatory process towards a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) has been initiated. The broad development pipeline includes a Pseudomonas vaccine in Phase II, a therapeutic vaccine for Hepatitis C in Phase II, partnered vaccines for Tuberculosis and S.aureus which are in Phase I, and five products focused on infectious diseases in preclinical development. Intercell is listed on the Vienna stock exchange under the symbol "ICLL".
For more information please visit: www.intercell.com

Contact Intercell AG:

Intercell AG
Katharina Wieser
Head of Corporate Communications

intercell
SMART VACCINES

Campus Vienna Biocenter 2, A-1030 Vienna
P: +43-1-20620-303 Mail to: kwieser@intercell.com

This communication expressly or implicitly contains certain forward-looking statements concerning Intercell AG and its business. Such statements involve certain known and unknown risks, uncertainties and other factors which could cause the actual results, financial condition, performance or achievements of Intercell AG to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Intercell AG is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

intercell
SMART VACCINES

Intercell AG announces Q2/ H1 results and gives update on business:

Full year 2007 expected to be profitable - All development programs on track - Strong strategic and financial position due to successful progress in partnerships

Clear strategy to market for the first product - Intercell's Japanese Encephalitis vaccine

» All clinical studies supporting the licensure applications for US, EU and Australia completed
» US regulatory filing initiated - full BLA submission expected in H2 2007 – expected approval H1 2008
» Pediatric Phase II clinical trial in India started - results expected for end 2007

World-leading franchise in Nosocomial Infections

» S.aureus vaccine partnered with Merck&Co - Phase II expected to start in H2 2007
» Pseudomonas vaccine – start of Phase II/III targeting intensive care unit patients planned for H1 2008

Hepatitis C vaccine – Phase II "proof-of-concept" study

» Interim results of approximately 25 study participants expected for August 2007

Broadening the use of novel vaccine adjuvant - Intercell's IC31®

» Phase I trial for Influenza vaccine adjuvanted with IC31® started - recruitment completed - results expected for early 2008

Strategic partnership with Novartis (closed July 2, 2007)

» Intercell to receive € 270 million in upfront payments and equity investment - 4.8 million new shares at a share price of € 31.25 - exclusive Partnership for IC31® in influenza vaccines - co-development in HCV therapeutic vaccines - certain options for not-partnered vaccine candidates to Novartis - closing of the transaction expected in Q3 2007

Solid financial and strong strategic position for further growth

» € 15.6 million net loss for H1 2007, up 26.7 percent as compared to H1 2006 – reflecting R&D and manufacturing capacity increase
» Strong cash position with € 81.1 million in liquid funds at June 30, 2007
» Liquid funds expected to be approximately € 300 million at the end of 2007
» Full year 2007 expected to be first profitable year in company history, based on revenues from technology based strategic product alliances

Vienna (Austria), August 13, 2007 – Today Intercell AG (VSE: ICLL) announced the financial results for H1 2007 and an update on the company's development programs and strategy.
"According to plan our increased net loss in the first half of 2007 mainly results from higher R&D and manufacturing spending. However, we expect to recognize revenues of approximately € 50 million this year. This would make 2007 the first profitable year in the young history of our company. After completion of the recently signed agreement with

Novartis, we expect to end the year with a cash balance of approximately € 300 million," states Intercell's CFO Werner Lanthaler.

"Our strategy and highest priority is to maintain and to extend our leading role as most innovative biotech company in the field of vaccines and anti-infective antibodies," states Gerd Zettlmeissl, CEO of Intercell.

Operational Business and Strategy Review

Japanese Encephalitis (JE) vaccine on track to market

During the past six months, Intercell has made significant progress in obtaining the market approval of its Japanese Encephalitis vaccine in H1 2008. All clinical studies supporting the licensure applications for US, EU and AUS have been completed.

A study for travelers demonstrated in detail that IC51 can safely be administered together with another traveler's vaccine, as shown for the example of Hepatitis A. The long-term safety and immunogenicity study demonstrated a good safety profile of IC51 up to six months after the vaccination, and high immunogenicity levels for up to at least 12 months in the most recent follow-up in that clinical study. The rapid immunization study has confirmed the IC51 two-dose schedule to be the optimal first vaccination regimen, but also has strongly encouraged us to further ensue a fast track immunization schedule as part of the intended product life cycle management of the product.

First, Intercell is primarily targeting the travelers and armed forces market in the United States, Europe and Australia as well as private markets in endemic areas with the aim to replace current suboptimal vaccines and to grow the market substantially.

The market potential for a safe and efficient vaccine against JEV is estimated to be € 250 - € 350 million. Joint launch activities with Novartis for private markets are fully on track for 2008.

Next Milestones:

» EMEA filing
» Agreement with US Army
» US Market approval (H1 2008)
» Results of pediatric Phase II clinical trial in India expected for end 2007
» Partnership for Japanese market expected in 2007/ 2008

Leading in hospital-acquired infections

Phase I study showed that the **Staphylococcus aureus** vaccine, which is based on a conserved protein antigen discovered by Intercell's Antigen Identification Program (AIP®) and was licensed to Merck&Co, is safe and generally well-tolerated. Immune responses were observed within several weeks following vaccination and these immune responses persisted throughout the course of the study.

In addition, our **Pseudomonas** vaccine has shown promising data in completed Phase II trials. The vaccine, which was administered to intensive care unit patients, was well tolerated. No adverse systemic or local events were observed. The vaccine showed indications of efficacy combined with good antibody response. None of the patients developed systemic Pseudomonas infections. The start of Phase II/III is planned for H1 2008.

Next Milestones

» Phase II start for Staphylococcus aureus vaccine (H2 2007)
» Phase II/III start for Pseudomonas vaccine (H1 2008)

Hepatitis C vaccine – Phase II interim data expected

The recruitment of the Phase II study with 50 treatment naïve chronic Hepatitis C patients was completed in H1 2007. The patients were vaccinated with Intercell's vaccine IC41, using an optimized route and frequency of administration, which was defined after an optimization study completed during 2006. Final results of the ongoing Phase II trial are expected for early 2008, but interim results of approximately half of the study participants are expected for August 2007. The current study aims to proof that increased HCV specific T-cell responses are linked to significant reduction of viral load.

Next Milestones:

» Interim Phase II data (August 2007)
» Final Phase II data (early 2008)

Vaccine adjuvant IC31® - Flu and Tuberculosis

In May 2007, the start of Phase I clinical trials for a seasonal **Flu** vaccine which is formulated with Intercell's proprietary adjuvant IC31® was executed. The study is now fully recruited.

Significant progress was also made in the **Tuberculosis** vaccine program for which Intercell's partner Statens Serum Institut reported promising data from a Phase I clinical trial with a Tuberculosis (TB) subunit vaccine in March 2007.
In this trial it was proven that the new vaccine is safe and very immunogenic in healthy individuals. Based on these results the partners will initiate a clinical trial with latent TB-infected and BCG-vaccinated individuals later in 2007.

Next Milestones:

» Strong focus on a commercial use of IC31® and further strategic partnerships
» Results from Influenza trials (early 2008)
» Start of further clinical trials in tuberculosis (with SSI)

Financial Review

Revenues

Intercell's aggregate revenues decreased from € 5.4 million in Q2 ended June 30, 2006 to € 3.7 million in Q2 ended June 30, 2007. In H1 2007 aggregate revenues decreased to € 5.2 million from € 5.8 million in the same period of the previous year, or by 10.3 percent. Revenues from collaborations and licensing decreased by 59.3 percent - from € 5.4 million in H1 2006 to € 2.2 million in H1 2007. Grant income increased from € 0.4 million in H1 2006 to € 3.0 million in H1 2007. This increase was primarily due to a grant from PATH (Program for Appropriate Technology in Health) for Intercell's Pneumococcus vaccine project.

Result of Operations

Intercell's net loss increased from € 3.5 million in Q2 2006 to € 8.5 million in Q2 2007, or by

145.1 percent. This increase was primarily due to a decrease in revenues and an increase in research and development expenses. In H1 ended June 30, 2007 Intercell's net loss increased by € 3.3 million, or by 26.7 percent, to € 15.6 million from € 12.3 million in H1 2006.

Total net operating expenses in H1 2007 went up by 24.6 percent to € 21.4 million from € 17.2 million in H1 2006.

Financial income, net of expenses was € 0.7 million in H1 of the current year compared to € 0.5 million in the same period of the prior year. The share of loss of associated companies of € 1.0 million in H1 ended June 30, 2006 resulted from an investment in Pelias Biomedizinische Entwicklungs AG. In 2007 no share of loss of associated companies was recorded, because all companies that had been accounted for as associates had been acquired and were fully consolidated.

Cash Flow

Intercell's net cash used in operating activities for H1 ended June 30, 2007 and 2006 was € 14.5 million and € 11.6 million, respectively.

Cash used for purchases of property, plant and equipment decreased from € 2.8 million in H1 2006 to € 2.4 million in H1 2007 and was primarily used for laboratory and manufacturing equipment. The acquisition of Pelias Biomedizinische Entwicklungs AG in an all-share deal in early 2007 added € 2.9 million in cash to Intercell's balance sheet and led to the capitalization of in-process research and development projects of € 18.9 million.

Intercell's net cash used in financing activities in the period ended June 30, 2007 was € 0.8 million compared to € 4.9 million of cash generated from financing activities in the same period of the previous year, which resulted from a public offering of shares. In H1 2007, net cash used in financing activities was primarily due to repayment of borrowings.

As of June 30, 2007 Intercell had liquid funds of € 81.1 million of which € 9.9 million was cash and € 71.1 million was available for sale financial assets.

Financial Highlights					
€ thousands	**3 months ended**		**6 months ended**		**Year ended**
	June 30, 2007	**June 30, 2006**	**June 30, 2007**	**June 30, 2006**	**Dec. 31, 2006**
Revenues	3,682	5,445	5,184	5,771	23,452
Net loss	(8,522)	(3,477)	(15,571)	(12,291)	(16,143)
Net operating cash flow	(4,867)	(3,096)	(14,502)	(11,578)	(7,979)
Cash and marketable securities, end of period	81,056	39,646	81,056	39,646	94,421

The full half-year report is available at the executive offices of Intercell AG, Campus Vienna Biocenter 6, 1030 Vienna or at www.intercell.com.

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About Intercell AG

Intercell AG is a growing biotechnology company which focuses on the design and development of novel vaccines for the prevention and treatment of infectious diseases with substantial unmet medical need. The Company develops antigens and adjuvants, which are derived from Intercell's proprietary technology platforms, and has in-house GMP manufacturing capability. Based on these technologies, Intercell has strategic partnerships with a number of global pharmaceutical companies, including Novartis, Merck & Co., Wyeth, sanofi pasteur, Kirin and the Statens Serum Institut.

The Company's leading product, a prophylactic vaccine against Japanese Encephalitis, successfully concluded pivotal Phase III clinical trials in 2006. The regulatory process towards a Biologics License Application (BLA) to the US Food and Drug Administration (FDA) has been initiated. The broad development pipeline includes a Pseudomonas vaccine in Phase II, a therapeutic vaccine for Hepatitis C in Phase II, partnered vaccines for Tuberculosis and S.aureus, which are in Phase I, and five products focused on infectious diseases in preclinical development. Intercell is listed on the Vienna stock exchange under the symbol "ICLL".

For more information, please visit: www.intercell.com

Contact Intercell AG:

Intercell AG
Mag. Dott. Astrid Meinl
Corporate Communications
Campus Vienna Biocenter 2, A-1030 Vienna
P: +43-1-20620-313 Mail to: ameinl@intercell.com

This communication expressly or implicitly contains certain forward-looking statements concerning Intercell AG and its business. Such statements involve certain known and unknown risks, uncertainties and other factors that could cause the actual results, financial condition, performance or achievements of Intercell AG to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Intercell AG is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

intercell
SMART VACCINES

Intercell AG announces Q3 results and presents business update:
All development programs on track – Profitability expected for full year 2007 – Very strong financial position – Management team appointed for next term

All development programs fully on track

Japanese Encephalitis:

» Significant progress for leading prophylactic vaccine program on track for market approvals – Finalization of EMEA–MAA and US–BLA filing planned for December 2007

» Results of Phase II for the vaccine in children expected in early 2008

Hospital acquired infections:

» **S. aureus vaccine** - Start of clinical Phase II trial (with Merck & Co., Inc.) expected within the next weeks

» **Pseudomonas vaccine** – preparations for start of clinical Phase II/III trials in 2008 on track

Hepatitis C:

» Statistically significant viral load reduction and good safety profile for therapeutic vaccine in interim analysis – full study data expected for Q1 2008

» Further clinical program under co-development arrangement with Novartis likely to include IC31®

IC31® & AIP®:

» **IC31® – Influenza vaccine:** All individuals within Phase I study vaccinated – results expected for early 2008

» **IC31® – Tuberculosis vaccine:** Two further clinical trials with the Danish Statens Serum Institut (SSI) expected to start this year

» **Pneumococcus vaccine:** Preparations for start of Phase I study in 2008 for novel protein-based vaccine on track

Novartis alliance:

» Transaction closed as announced in July – Total upfront contribution of EUR 270 m – Significant further milestones expected – 4.8 m shares issued to Novartis at a price of EUR 31.25 per share in September

» Full implementation for improved Influenza vaccine and co-development in Hepatitis C started in Q4 2007

Strong financial position – Profitability expected for full year 2007:

» EUR 6.5 m net loss for Q3 2007 compared to EUR 9.5 m in Q3 2006. This means a decrease of 31.2 percent

» Increase of aggregate revenues – EUR 7.4 m in Q3 2007 compared to EUR 0.7 m in Q3 2006

» EUR 9.8 m R&D expenses in Q3 2007 – up 17.0 percent compared to Q3 2006 following progress of development programs

» Strong cash position with EUR 218.6 m in liquid funds at September 30, 2007. Given already committed further payments, cash position at the end of 2007 expected to be approx. EUR 300 m
» Full year 2007 expected to be profitable based on already confirmed licensing income. Growth in profitability expected for 2008

Management Board:

» Management Board, with Gerd Zettlmeissl as Chief Executive Officer, Werner Lanthaler as Chief Financial Officer, and Alexander von Gabain as Chief Scientific Officer, appointed for a further three-year term. Thomas Lingelbach appointed as a new member of the Management Board as Chief Operating Officer

Vienna (Austria), November 19, 2007 – Today, vaccine company Intercell AG (VSE: ICLL) announced its financial results for the third quarter 2007, and presented an update on the Company's development programs.

"Given the progress within our own development programs and the good news from our partners, we are very optimistic for the launch of our Japanese Encephalitis vaccine and the continued success of clinical programs and technologies. On these fundamentals it is a pleasure for us as the management team to continue our work to build shareholder value. We would like to thank our Supervisory Board and shareholders for their continued trust in our work," stated Gerd Zettlmeissl, Intercell's CEO.

Update on Development Programs

Japanese Encephalitis vaccine fully on track for US and EU approvals

Intercell reports significant progress towards market approval of its prophylactic Japanese Encephalitis vaccine. With the successful production of three consistency batches in the final commercial manufacturing setting, the Biological License Application (BLA) to the US Food and Drug Administration and the Marketing Authorization Application (MAA) with European Agency for the Evaluation of Medical Products (EMEA) are planned for December. All plans for the respective pre-approval inspections are well on track for the expected market approvals.

In order to enter the endemic markets and develop a pediatric application of the vaccine, Intercell has started Phase II clinical trials against the Japanese Encephalitis Virus in India, together with its partner Biological E. Ltd. (Hyderabad, India). This represents the first administration of Intercell's Japanese Encephalitis vaccine to children. The recruitment of this trial has been completed, and results of this Phase II trial are expected in early 2008.

Negotiations with the U.S. Army for the strategic supply immediately post-market-approval are progressing as planned.

Leadership in vaccines against hospital-acquired infections expanded

For the prophylactic S. aureus vaccine, Intercell expects its partner, Merck & Co. Inc., to start the clinical Phase II trial within the coming weeks. The study will aim for first efficacy data of a single dose vaccine to prevent serious S. aureus infections in hospital surgical settings. In previous Phase I studies the vaccine, consisting of a single highly conserved protein antigen, which was discovered by Intercell's Antigen Identification Program (AIP®), was shown to be safe and highly immunogenic with only a single dose application.

Preparations for the start of clinical Phase II/III trials in 2008 with our Pseudomonas vaccine are on track. Current activities include the manufacture and release of clinical trial materials and the planning of clinical settings for the prophylactic testing of the vaccine, with a focus on preventing *Pseudomonas* infections in intensive care units.

Enterococcus and Klebsiella – AIP® projects have been accelerated to confirm product candidates for clinical vaccine and antibody programs.

Adding IC31® to Hepatitis C vaccine

The interim analyses, in which 25 patients have already been evaluated, showed a statistically significant sustained HCV-RNA decline at two weeks after the last vaccination. The peptide-based therapeutic Hepatitis C vaccine is currently being tested in a study with more than 50 patients chronically infected with Genotype 1 of the Hepatitis C Virus, which is known to be very difficult to treat with Interferon/Ribavirin standard therapy.
The Phase II interim data opens the door for therapeutic vaccination in the arena of existing and future treatment options. Final results of the study, with the full set of patients and an analysis of HCV-RNA and T-cell response until 24 weeks after the last vaccination, are expected early in 2008.
Further clinical studies will very likely include vaccine formulations with **IC31®** as a significantly more potent adjuvant, and will be conducted under a co-development arrangement with Novartis.

Tuberculosis vaccine enters further clinical trials

The prophylactic vaccine against Tuberculosis (TB), based on a cooperation between Intercell and the Danish Statens Serum Institut (SSI) will enter further clinical trials in BCG-vaccinated and latently infected individuals. The development of an IC31® adjuvanted TB subunit vaccine is being supported by the European Union's "TB-VAC" program as well as AERAS. AERAS is a global TB vaccine foundation, which focuses on developing new vaccines against TB and ensuring their availability to the most exposed countries.

Influenza vaccine – Phase I fully recruited, results of the study are expected early 2008

Intercell's adjuvant IC31® is exclusively licensed to Novartis for the development of improved Influenza vaccines. The novel Influenza vaccine is currently being tested in a clinical Phase I trial, which is already fully recruited. A single dose of the IC31® adjuvanted Influenza vaccine

was applied to healthy adult volunteers. The primary endpoints of the study comprise the safety and immunogenicity of the vaccine at day 21. Results are expected early 2008. The IC31® adjuvanted Influenza vaccine is expected to overcome several shortcomings of existing Influenza vaccines. Preclinical animal models already showed that the new vaccine could increase Haemaglutinin titers and specific T-cell responses significantly.

Pneumococcus vaccine – Preparations for start of Phase I study in 2008 for novel protein-based vaccine on track

Process development and manufacturing activities for Intercell's innovative Pneumococcus vaccine, which is comprised of three highly cross-protective protein antigens, are progressing according to plan. The program is funded by PATH, and clinical Phase I studies are expected to start in 2008.

Operational Business Review

Management Board

Intercell's Supervisory Board confirmed the members of the existing Management Board, with Gerd Zettlmeissl as Chief Executive Officer, Alexander von Gabain as Chief Scientific Officer, and Werner Lanthaler as Chief Financial Officer, for the next three years.

Thomas Lingelbach has been appointed as a new member of Intercell's Management Board (Chief Operating Officer). Lingelbach, who joined Intercell in 2006, plays a pivotal role in leading Intercell's further development towards industrialization and commercialization. He served as Vice President Industrial Operations in Chiron Vaccines' Executive Committee, and Managing Director for Chiron-Behring GmbH & Co KG, thereafter during the integration phase acting as General Manager and Managing Director for Novartis Vaccines' German Operations. Thomas has profound experience and a proven track record of key transformations and change management in vaccines product development, manufacturing, and quality and regulatory compliance.

Intercell-Novartis partnership closed, subscription of new shares completed

In July 2007 Intercell and Novartis signed a major strategic partnership to accelerate innovation in vaccines development in infectious diseases. The current operational focus in this partnership concentrates on the development of an improved Influenza vaccine comprising IC31® and the global co-development of a therapeutic Hepatitis C Vaccine. Full implementation has been started.

The upfront total cash contribution of EUR 270 m will further expand resources behind Intercell's key value drivers, and secures the Company's ability to independently achieve sustained aggressive growth. The total potential milestone and royalty payments under this agreement could result in multi-billion revenues for Intercell in the future. One part of this

agreement, the subscription of new shares for EUR 150 m by Novartis, was completed in September. This increased Novartis' equity stake from 6.1% to 15.9%. The shares issued to Novartis carry no special rights compared to all other shares issued by Intercell. The new shares were issued at a price of EUR 31.25 per share.

Q3 Financial Review

Revenues

Intercell's aggregate revenues increased from EUR 0.7 m in the third quarter 2006 to EUR 7.4 m in the third quarter 2007. In the nine months ended September 30, 2007 aggregate revenues were EUR 12.6 m compared to EUR 6.5 m in the same period of the previous year, which represents an increase of 93.7 percent. Revenues from collaborations and licensing in the first three quarters of 2007 increased by 54.4 percent to EUR 8.6 m, compared to EUR 5.6 m in the same period of 2006. This increase was primarily due to the recognition of EUR 5.7 m from a EUR 120 m upfront commitment under the strategic partnership with Novartis, concluded in July 2007. Grant income increased from EUR 0.9 m in the nine months ended September 30, 2006 to EUR 3.9 m in the nine months ended September 30, 2007. This increase was primarily due to a grant from PATH (Program for Appropriate Technology in Health) for Intercell's Pneumococcus vaccine project.

Result of Operations

Intercell's net loss in the third quarter 2007 decreased by 31.2 percent to EUR 6.5 m, compared to EUR 9.5 m in the third quarter 2006. This decrease was primarily due to the increase in revenues, and was partly offset by an increase in research and development expenses, an increase in general, selling, and administrative expenses, as well as an increase in other operating expenses.

The net loss in the first nine months of the year increased slightly from EUR 21.8 m in 2006 to EUR 22.1 m in 2007, or by 1.5 percent. Total net operating expenses in the nine months ended September 30, 2007 went up by 27.9 percent to EUR 35.6 m from EUR 27.8 m in the same period of 2006. Financial income, net of expenses, was EUR 1.0 m in the nine months ended September 30, 2007, compared to EUR 0.9 m in the nine months ended September 30, 2006.

Cash Flow

Net cash used in operating activities was EUR 27.5 m in the nine months ended September 30, 2007, compared to EUR 18.1 m in the nine months ended September 30, 2006. This increase was primarily due to changes in working capital.

Net cash used in investing activities was EUR 7.1 m in the first nine months of 2007 and EUR 25.2 m in the same period in 2006, and resulted primarily from investments into available for sale financial assets for cash management purposes. Purchases of property, plant, and equipment were EUR 3.3 m in the first three quarters of 2007, compared to EUR 4.0 m in the

first three quarters of the previous year. The acquisition of Pelias Biomedizinische Entwicklungs AG in an all-share deal in 2007 added EUR 2.9 m in cash to Intercell's balance sheet and, according to IAS 36, led to the capitalization of in-process research and development projects of EUR 18.9 m.

Net cash provided by financing activities increased from EUR 56.5 m in the first nine months of 2006 to EUR 151.7 m in the same period of the current year. The financing proceeds in 2007 resulted principally from the issuance of 4.8 m new shares in the third quarter to Intercell's strategic partner Novartis at an issue price of EUR 31.25 per share and from net proceeds from the exercise of stock options of EUR 2.8 m.

As of September 30, 2007, Intercell had liquid funds of EUR 218.6 m, of which EUR 160.4 m was cash and EUR 58.2 m was available for sale financial assets. An additional EUR 80.0 m cash payment by Novartis is expected in November 2007.

Financial Highlights

EUR thousands	**3 months ended**		**9 months ended**		**Year ended**
	Sept 30, 2007	**Sept 30, 2006**	**Sept 30, 2007**	**Sept 30, 2006**	**Dec. 31, 2006**
Revenues	7,375	711	12,559	6,483	23,452
Net loss	(6,514)	(9,470)	(22,085)	(21,761)	(16,143)
Net operating cash flow	(12,978)	(6,481)	(27,480)	(18,059)	(7,979)
Cash and marketable securities, end of period	218,580	83,711	218,580	83,711	94,421

The unaudited condensed interim financial statements can be downloaded at www.intercell.com.

About Intercell AG:

Intercell AG is a growing biotechnology company which focuses on the design and development of novel vaccines for the prevention and treatment of infectious diseases with substantial unmet medical need. The Company develops antigens and adjuvants which are derived from its proprietary technology platforms, and has in-house GMP manufacturing capability. Based on these technologies, Intercell has strategic partnerships with a number of global pharmaceutical companies, including Novartis, Merck & Co., Inc., Wyeth, sanofi pasteur, Kirin, and the Statens Serum Institut.

The Company's leading product, a prophylactic vaccine against Japanese Encephalitis Virus, successfully concluded pivotal Phase III clinical trials in 2006. The regulatory process toward a Biological License Application (BLA) to the U.S. Food and Drug Administration (FDA) has been initiated. The broad development pipeline includes a Pseudomonas vaccine in Phase II, a therapeutic vaccine for Hepatitis C Virus in Phase II, partnered vaccines for Tuberculosis and S. aureus which are in Phase I, and five products focused on infectious diseases in preclinical

development.
Intercell is listed on the Vienna stock exchange under the symbol "ICLL".
For more information please visit: www.intercell.com.

Contact Intercell AG:

Intercell AG
Lucia Malfent
Head of Corporate Communications
Campus Vienna Biocenter 2, A-1030 Vienna
P: +43-1-20620-303 Mail to: lmalfent@intercell.com

This communication expressly or implicitly contains certain forward-looking statements concerning Intercell AG and its business. Such statements involve certain known and unknown risks, uncertainties and other factors that could cause the actual results, financial condition, performance or achievements of Intercell AG to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Intercell AG is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

intercell
SMART VACCINES

Intercell presents 2006 Annual Report

Vienna (Austria), April 27, 2007 – Following a successful year, Intercell AG (VSE, "ICLL") today presents its Annual Report 2006.

The illustrated Annual Report contains the audited consolidated financial statements according to IFRS and gives detailed information on Intercell's latest achievements and anticipated milestones. It highlights the company's progress in product development and the scientific and commercial potential of its technology platforms. At the same time, Intercell AG publishes its statutory financial report according to Austrian GAAP.

The online version of the Annual Report is now available for download at www.intercell.com. A hard copy can be requested at Intercell's Communication Department by mail (communications@intercell.com) or by phone (+43-1-20620-0).

About Intercell AG:

Intercell AG is a growing biotechnology company which focuses on the design and Intercell AG is a growing biotechnology company which focuses on the design and development of novel vaccines for the prevention and treatment of infectious diseases with substantial unmet medical need. The Company develops antigens and adjuvants which are derived from its proprietary technology platforms, and has in-house GMP manufacturing capability. Based on these technologies, Intercell has strategic partnerships with a number of global pharmaceutical companies, including Novartis, Merck&Co., Wyeth, sanofi pasteur, Kirin and the Statens Serum Institut.
The Company's leading product, a prophylactic vaccine against Japanese Encephalitis, successfully concluded pivotal Phase III clinical trials in 2006. The regulatory process towards a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) has been initiated. The broad development pipeline includes a Pseudomonas vaccine in Phase II, a therapeutic vaccine for Hepatitis C in Phase II, partnered vaccines for Tuberculosis and S.aureus which are in Phase I, and five products focused on infectious diseases in preclinical development. Intercell is listed on the Vienna stock exchange under the symbol "ICLL".

For more information please visit: www.intercell.com

Contact Intercell AG:

Katharina Wieser
Head of Corporate Communications
Campus Vienna Biocenter 2, A-1030 Vienna
P: +43-1-20620-303
Mail to: kwieser@intercell.com

intercell
SMART VACCINES

This communication expressly or implicitly contains certain forward-looking statements concerning Intercell AG and its business. Such statements involve certain known and unknown risks, uncertainties and other factors which could cause the actual results, financial condition, performance or achievements of Intercell AG to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Intercell AG is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

b) Resolution on the conditional increase of the Company's share capital by up to EUR 15,000,000.00 by issuing up to 15,000,000 new bearer share units for the grant of conversion or subscription rights to the subscribers of the convertible bonds and on the amendment of section II of the articles of the Company (share capital and shares) in order to include the conditional capital.

7. Election of the auditor for the Company's annual financial statements and consolidated annual financial statements for the business year 2007.

Pursuant to Article 13 of the articles of association, the shareholders' meeting may be attended only by shareholders who have deposited their shares with the Company, with an Austrian notary public or with the main branch of an Austrian bank by 11 June, 2007 at the latest and collect such shares not until after the end of the shareholders' meeting. The depositories shall submit to the Company documentary proof on the deposit by 12 June, 2007 at the latest (by facsimile in advance to 0043/20620-800).

The statutory financial statements 2006, the consolidated financial statements 2006, the management reports and the report of the supervisory board as well as the report pursuant to Section 98 (3) in conjunction with Section 159 (2) (3) Stock Corporation Act (see agenda item 3.c), the report pursuant to Section 170 (2) Stock Corporation Act in conjunction with Section 153 (4) Stock Corporation Act (see agenda item 5.a), the report pursuant to Section 174 (4) Stock Corporation Act in conjunction with Section 153 (4) Stock Corporation Act (see agenda item 6.a) as well as the exact wording of Article II of the articles of association in form of a comparison of the former and the new text is available for inspection by the public from 21 May, 2007 at the Company's premises at 1030 Vienna, Campus Vienna Biocenter 6, as well as at Erste Bank der oesterreichischen Sparkassen AG, Graben 21, 1010 Vienna and on the internet at www.intercell.com. The report pursuant to Section 98 (3) in conjunction with Section 159 (2) (3) Stock Corporation Act was published on the date hereof in the Official Gazette attached to "Wiener Zeitung" pursuant to Section 82 (9) Stock Exchange Act.

Vienna, May 2007 **The Management Board**

intercell
SMART VACCINES

Intercell AG
Document according to section 75a of the Austrian Stock Exchange Act (SEA) of mandatory announcements during the fiscal year 2006

Date	Type	Description	Source
09.01.2006	Ad-hoc announcement	Announcement of the receipt of a € 1 million milestone payment from partner sanofi pasteur for progress on a bacterial vaccine candidate	www.intercell.com
12.01.2006	Ad-hoc announcement	Announcement of positive safety evaluation of Intercell's Japanese Encephalitis vaccine in Phase III trials	www.intercell.com
30.01.2006	Ad-hoc announcement	Announcement of the grant of Orphan Drug status for Intercell's Japanese Encephalitis Vaccine by the European Commission	www.intercell.com
31.01.2006	Ad-hoc announcement	Announcement of positive study results for Intercell´s Hepatitis C vaccine: success criteria for further development met - route and frequency of administration optimized	www.intercell.com
03.02.2006	Ad-hoc announcement	Announcement of changes in the Supervisory Board: Resignation of Luke Evnin	www.intercell.com
14.02.2006	Ad-hoc announcement	Announcement of the appointment of a new scientific advisory board	www.intercell.com
21.02.2006	Ad-hoc announcement	Announcement of the completion of enrollment for Phase III study of the Japanese Encephalitis Vaccine	www.intercell.com
06.03.2006	Zwischenbericht, ad-hoc announcement	Announcement of preliminary full year results 2005	www.intercell.com
30.03.2006	Announcement according to section 93 SEA	Changes in shares of voting rights: MPM Bio Ventures III-QP L.P. holds less than 10 % of the voting rights	Wiener Zeitung
06.04.2006	Ad-hoc announcement	Announcement of a strategic alliance with Kirin Pharmaceutical to develop antibodies for the treatment of severe pneumococcal infections	www.intercell.com
08.04.2006	Announcement according to section 93 SEA	Changes of the shares in voting rights: Funds managed by MPM Capital L.P. hold less than 10 % of the voting rights	Wiener Zeitung

Date	Type	Description	Source
20.04.2006	Group / Statutory Annual Financial Statements	Publication of the Annual Report 2005	www.intercell.com, paying agent Erste Bank
20.04.2006	AGM invitation	Invitation for the Annual General Meeting held on May 12, 2006	Wiener Zeitung
20.04.2006	Report according to sec. 98 (3) and 159 (2) lit 3 Stock Corporations Act	Report of the Management Board on the grant of stock options to the members of the Supervisory Board	Wiener Zeitung
22.04.2006	AGM invitation	Amendment to the agenda of the Annual General Meeting held on May 12, 2006	Wiener Zeitung
26.04.2006	Ad-hoc announcement	Announcement of grant of an European Patent for Intercell's synthetic adjuvant IC31TM	www.intercell.com
08.05.2006	Interim report, ad-hoc announcement	Interim report for the first quarter 2006	www.intercell.com, paying agent Erste Bank
11.05.2006	Ad-hoc announcement	Announcement of a strategic alliance with Merckfor the development of monoclonal antibodies for the treatment of severe Staphylococcus aureus infections	www.intercell.com
15.05.2006	Ad-hoc announcement	Announcement of changes in the Supervisory Board: Appointment of Hans Wigzell and Mustafa L. Bakali	www.intercell.com
31.05.2006	Ad-hoc announcement	Announcement of positive clinical trial results for the Japanese Encephalitis virus vaccine in pivotal Phase III study meets primary endpoint	www.intercell.com
13.06.2006	Ad-hoc announcement	Announcement of a marketing and distribution agreement with Novartis for the Japanese Encephalitis Vaccine	www.intercell.com
13.06.2006	Ad-hoc announcement	Announcement of the launch of a combined primary and secondary public offering of up to 7.8 million shares	www.intercell.com

Date	Type	Description	Source
13.06.2006	Prospectus according to section 2 (1)	Prospectus, dated June 30, 2006	Österreichische Kontrollbank AG
14.06.2006	Announcement according to section 10 Capital Markets Act	Announcement of the publication of a report according to section 10 Capital Markets Act	Wiener Zeitung
14.06.2006	Announcement	Request to exercise subscription rights for the issuance of 4.736.835 new shares at a subscription ratio of 7:1 from 14.6.2006 to 28.6.2006	Wiener Zeitung
30.06.2006	Ad-hoc announcement	Announcement of the successful completion of the combined primary and secondary public offering at a subscription and issue price of € 12.36 per share	www.intercell.com
01.07.2006	Announcement according to section 7(5) and 10(3) Z 1 Capital Markets Act	Announcement of the final subscription and issue price and offering volume for the issuance of 4.736.835new shares and 3.068.165 existing shares	Wiener Zeitung
07.07.2006	Ad-hoc announcement	Announcement of the full exercise of the over-allotment option in connection with the public offering of shares dated June 13, 2006	www.intercell.com
12.07.2006	Announcement according to section 93 SEA	Changes in the shares of voting rights: Funds managed by MPM Capital L.P. and Nomura International plc each hold less than 5 % of the voting rights, V-Sciences Investments Pte ltd and Novartis Vaccines and Diagnostics Inc.each hold more than 5 % of the voting rights	Wiener Zeitung
03.08.2006	Ad-hoc announcement	Announcement of the recruitment of Thomas Lingelbach	www.intercell.com
14.08.2006	Interim report, ad-hoc announcement	Interim report for the second quarter / first half of 2006	www.intercell.com, paying agent Erste Bank

Date	Type	Description	Source
24.08.2006	Ad-hoc announcement	Announcement of positive safety results from phase III trials for the Japanese Encephalitis Vaccine	www.intercell.com
06.09.2006	Ad-hoc announcement	Announcement of a collaboration with PATH for the development of Intercell's Streptococcus pneumoniae vaccine	www.intercell.com
12.09.2006	Ad-hoc announcement	Announcement of a strategic partnership with Wyeth for the use of its IC31TM adjuvant in various selected infectious disease vaccines	www.intercell.com
26.09.2006	Ad-hoc announcement	Announcement of the start of a next Phase II clinical trial for the therapeutic Hepatitis C vaccine (IC41) a	www.intercell.com
26.09.2006	Announcement (section 7 *VöffVO)*	Announcement on the sale of treasury shares in connection with the exercise of employee stock options	www.intercell.com
02.10.2006	Ad-hoc announcement	Announcement of changes in the Supervisory Board: Resignation of Helmuth Schühsler, appointment of Michel Gréco as chairman	www.intercell.com
12.10.2006	Ad-hoc announcement	Announcement of the start of the regulatory process for the Japanese Encephalitis Vaccine with the U.S. Food and Drug Administration (FDA)	www.intercell.com
26.10.2006	Ad-hoc announcement	Announcement of the expansion of the strategic alliance with Merck for the developpment of a prophylactic vaccine and antibody treatments against Group A Streptococcus infections	www.intercell.com
03.11.2006	Announcement according to section 93 SEA	Changes in the share of voting rights: Funds manged by TVM Capital GmbH hold less than 5 % of the voting rights	Wiener Zeitung
13.11.2006	Interim report, ad-hoc announcement	Interim report for the third quarter of 2006	www.intercell.com, paying agent Erste Bank

Date	Type	Description	Source
06.12.2006	Ad-hoc announcement	Announcement of the intented acquisition of Pelias Biomedizinische Entwicklungs AG	www.intercell.com
12.12.2006	Ad-hoc announcement	Announcement of study results for the therapeutic Hepatitis C vaccine, which was safe in combination with standard therapy	www.intercell.com
16.12.2006	Report according to section 159(3) and (2) Z 3 Stock Corporation Act	Report of the management board according to section 159(3) and (2) Z 3 Stock Corporation Act on the issuance of stock options to members of the management board, key employees and employees	Wiener Zeitung
19.12.2006	Ad-hoc announcement	Announcement of promising results for prophylactic Staphylococcus aureus subunit vaccine	www.intercell.com

RECEIVED

intercell
SMART VACCINES

Intercell completes acquisition of Pelias

- 100 % of Pelias shares acquired in an all-share deal; former shareholders of Pelias receive 349,815 new Intercell shares from capital increase
- Intercell's product portfolio strengthened by clinical stage Pseudomonas vaccine candidate - focus on expanding Intercell's leading position as technology provider and vaccine developer in the field of hospital-acquired infections

Vienna (Austria), January 15, 2007 – Intercell AG (VSE; „ICLL") announced today that the acquisition of Pelias Biomedical Development AG, Vienna (Austria) was completed with a capital increase. 349.815 new shares, which represent about 0.9 percent of Intercell's current share capital, were issued to the former Pelias shareholders in return for transferring their Pelias shares to Intercell. The transaction had been announced in an ad-hoc statement on December 6, 2006.

The 349,815 new shares start trading at the Vienna Stock Exchange on January 17, 2006. After completion of the capital increase, Intercell's total number of shares issued amounts to 39,881,712.

Pelias will remain a separate legal entity operating as a subsidiary of Intercell AG. Pelias develops products and holds certain licenses in the field of vaccines against important pathogens involved in hospital-acquired infections, including a clinical stage Pseudomonas vaccine candidate and a number of antigens, which have been identified by Intercell's proprietary Antigen Identification Program (AIP®). Hospital-acquired infections are one of the major causes of death and serious illness worldwide and result in an annual burden of USD 20 billion in the developed world.

About hospital-acquired infections

Nosocomial infections – or hospital acquired infections - are bacterial or fungal infections which are acquired in a hospital setting and cause a variety of severe infections, many life-threatening such as pneumonia, sepsis and bacteremia. Each year, around 2 million infections and 100,000 deaths occur in the US alone due to nosocomial infections. The annual burden to the society is constantly increasing due to the antibiotics resistance of the most problematic bacteria. In the field of S. aureus infections Intercell has a strong strategic alliance with Merck & Co., Inc. with a vaccine product in clinical trials.

About Intercell AG:

Intercell AG is a biotechnology company focused on the research, development, manufacturing and future commercialization of innovative vaccines for the prevention and treatment of infectious diseases, for which there exists a substantial unaddressed medical

need. Intercell develops antigens and immunizers (adjuvants), which are derived from its proprietary technology platforms and has in-house GMP manufacturing capability. Intercell has strategic partnerships with a number of global pharmaceutical companies, including Novartis, Wyeth, Sanofi Pasteur S.A., Merck & Co., Inc., Kirin Brewery Co., Ltd. and the Statens Serum Institut. Intercell has a broad development pipeline with a vaccine product candidate for Japanese Encephalitis in Phase III clinical trials, a vaccine product candidate for Hepatitis C in Phase II, partnered vaccine candidates for Tuberculosis and S. aureus, which are in Phase I, and more than five other product candidates focused on infectious diseases in pre-clinical development. Intercell is listed on the Vienna stock exchange under the symbol "ICLL". For more information please visit: www.intercell.com

Contact Intercell AG:

Intercell AG
Katharina Wieser
Head of Corporate Communications
Campus Vienna Biocenter 2, A-1030 Vienna
P: +43-1-20620-303 Mail to: kwieser@intercell.com

This communication expressly or implicitly contains certain forward-looking statements concerning Intercell AG and its business. Such statements involve certain known and unknown risks, uncertainties and other factors which could cause the actual results, financial condition, performance or achievements of Intercell AG to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Intercell AG is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

STATENS
SERUM
INSTITUT

intercell
SMART VACCINES

Novel tuberculosis vaccine shows promising immunogenicity and safety profile

- The Danish Statens Serum Institut (SSI) and Intercell report promising data from a phase I clinical trial with a tuberculosis (TB) subunit vaccine
- The vaccine is produced by SSI and contains Intercell's adjuvant IC31™
- The project which is supported by the European Union aims to either replace the available TB vaccine "BCG"/"Calmette vaccine" or to boost its activity in adults.

Copenhagen (Denmark)/Vienna (Austria), March 14, 2007 – Statens Serum Institut (SSI) and Intercell announced today that their collaborative novel tuberculosis (TB) vaccine is safe and very immunogenic in healthy individuals in a phase I clinical trial. The preliminary data will be presented on the Keystone Symposia on Tuberculosis in Vancouver, March 24, 2007 by Prof. Peter Andersen from the SSI and April 12, 2007 at the 3rd Vienna Vaccines Conference by co-investigator Prof. Tom Ottenhoff, Leiden University Medical Center, Netherlands. Based on these results the partners will initiate a clinical trial with latent TB-infected and BCG-vaccinated individuals later in 2007.

The new H1 vaccine from SSI is a recombinant subunit vaccine based on two important TB antigens resulting from SSI's research pipeline combined with Intercell's proprietary adjuvant IC31™. The phase I clinical trial was performed at the Department of Infectious Diseases (headed by Prof. Jaap van Dissel) at Leiden University Medical Center in the Netherlands and was supported by the European Union–funded program "TB-VAC".

"The successful outcome of the phase I trial has paved the way to move our novel TB vaccine forward. It is designed to function in a stand alone schedule, as well as in combination with previous exposure(s) to BCG or other closely related mycobacteria. It seems that our decision to combine our antigen with IC31™ has been a sound judgement on the base of our preclinical data", explains Peter Andersen, Director of Vaccine Research and Development, SSI.

Intercell's CSO, Alexander von Gabain, commented: "Our adjuvant IC31™ proved an outstanding profile to stimulate a strong T-cell immune response in humans as already previously seen in a variety of animal models. These results prove the scientific concept of our adjuvant and encourage a broad and commercial use of IC31™ in a variety of prophylactic and therapeutic vaccines."

About tuberculosis

TB causes the death of two-three million people every year and one-third of the world's population is infected by the bacteria *Mycobacterium tuberculosis* which makes this disease one of the most severe global health problems.

The Calmette (Bacillus Calmette-Guérin (BCG)) vaccine is a live vaccine that, when given to newborns, provides good protection against TB for 10-15 years. However, when the protective

effect decreases, yet another BCG vaccination does not provide sufficient TB protection. Therefore, a new type of TB vaccine is needed to address the need of TB protection in the adult population.

About H1

H1 is a TB vaccine antigen in which two immuno dominant TB antigens (Ag85B and ESAT6) are fused together by recombinant technology and produced as a poly-protein.

About IC31™

Adjuvants enhance the effectiveness of vaccines. Existing adjuvants on the market induce antibodies but no or little T-cell immunity.

IC31™ is an adjuvant inducing both T-cell and B-cell responses with a unique synthetic formulation which combines the immunostimulating properties of an anti-microbial peptide, KLK, and an immunostimulatory oligodeoxynucleotide, ODN1a. The two component solution can be simply mixed with antigens, no conjugation is required.

About Statens Serum Institut (SSI):

Statens Serum Institut (www.ssi.dk) is a public enterprise operating as a market-oriented production and service enterprise.
Statens Serum Institut is an enterprise under the Danish Ministry of the Interior and Health, and the Institute's duties are partly integrated in the national Danish health services.
Statens Serum Institut prevents and controls infectious diseases and congenital disorders. The expertise includes:

- Monitoring, advising and teaching on the incidence, prevention and treatment of infectious diseases and congenital disorders.
- Specializing in the diagnosis of infectious, autoimmune, congenital and genetic diseases.
- Supply of vaccines, other biological products and diagnostic services through production and procurement.
- Preparedness against biological terrorism.
- Research and development in the Institute's areas of activity at an international level.

The Statens Serum Institut aims to ensure advanced control of infectious diseases, including new infections and biological threats. The institute also strives to be a highly regarded and recognized national and international research, production and service enterprise.

About Intercell AG:

Intercell AG is a growing biotechnology company which focuses on the design and development of novel vaccines for prevention and treatment of infectious diseases with

substantial unmet medical need. The Company develops antigens and immunizers (adjuvants) which are derived from its proprietary technology platforms, and has in-house GMP manufacturing capability. Based on these technologies, Intercell has strategic partnerships with a number of global pharmaceutical companies, including Novartis, Merck&Co., Inc, sanofi pasteur, Kirin, Wyeth, and the Statens Serum Institut.

The company's lead product, a prophylactic vaccine against Japanese Encephalitis has successfully concluded pivotal Phase III clinical trials. The regulatory process towards a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) has been initiated. The broad development pipeline includes a therapeutic vaccine for Hepatitis C in Phase II, a Pseudomonas vaccine in Phase II, partnered vaccines for tuberculosis and S. aureus which are in Phase I, and five products focused on infectious diseases in pre-clinical development. Intercell is listed on the Vienna stock exchange under the symbol "ICLL".

For more information please visit: www.intercell.com

Contact SSI:

Pia Lading
Executive Vice President
Statens Serum Institut
Artillerivej 5, DK-2300 Copenhagen S
Denmark
Phone: +45 32683565
E-mail: pla@ssi.dk

Contact Intercell AG:

Katharina Wieser
Head of Corporate Communications
Campus Vienna Biocenter 2, A-1030 Vienna
P: +43-1-20620-303
Mail to: kwieser@intercell.com

This communication expressly or implicitly contains certain forward-looking statements concerning Intercell AG and its business. Such statements involve certain known and unknown risks, uncertainties and other factors which could cause the actual results, financial condition, performance or achievements of Intercell AG to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Intercell AG is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

(*Translation, as original is in German only*)

INTERCELL AG
Announcement
according to § 93 para. 1 of the German Stock Exchange Act

Intercell AG with registered office in Vienna, Austria makes the following mandatory public announcement with respect to changes in voting rights according to § 93 para. 1 of the German Stock Exchange Act: Apax Europe IV – A, L.P. has disposed of its voting rights which amounted to more than 10% and now holds no more voting rights.

The Management Board

intercell
SMART VACCINES

Regulatory approval to start pediatric clinical trials for Japanese Encephalitis (JE) Vaccine in India obtained

- Development process for vaccine launch in endemic countries accelerated – Approval for start of clinical trials in India obtained
- First administration of Intercell's JE vaccine to children – Start of Phase II trial is expected within the next weeks
- Development plan for endemic regions clearly defined – Market launch expected for late 2008/early 2009

Vienna (Austria), April 4, 2007 – Intercell AG and its partner Biological E. Ltd. (Hyderabad, India) announced today that the companies have obtained regulatory clearance to start a pediatric Phase II clinical trial for Intercell's novel Japanese Encephalitis Vaccine in India.

The randomized and controlled study aims to demonstrate the dose, safety and immunogenicity of Intercell's JE vaccine compared to a locally produced mouse-brain Japanese Encephalitis vaccine. The study, which will start in late April/early May, will enroll children at the age of one to three years. It is the first step towards the licensure of a new cell culture derived product in Asia, which is expected for late 2008/early 2009.

"We have clearly defined a straight forward development process for our Japanese Encephalitis vaccine to enter endemic markets. It is our priority to make the vaccine, which is based on proven and safe technology, also available for the population and especially the children in endemic regions", states Gerd Zettlmeissl, Chief Executive Officer of Intercell AG.

Vijay Kumar Datla, Chairman and Managing Director of Biological E. Ltd added: "We believe that this is a very important milestone in our endeavor to bring a safe and efficacious vaccine to endemic regions."

About Intercell's investigational JE vaccine (IC51)

Intercell's novel investigational JE vaccine is a purified, inactivated vaccine for active immunization against the Japanese Encephalitis virus. With over 3 billion people living in endemic areas, Japanese Encephalitis, a mosquito-borne flaviviral infection, is the leading cause of childhood encephalitis and viral encephalitis in Asia.

In successfully concluded pivotal **Phase III trials,** Intercell's Japanese Encephalitis vaccine (IC51) has demonstrated a favorable safety and immunogenicity profile:

- The immunogenicity of IC51 was at least as good as the U.S. licensed product, JE-VAX®
- IC51 demonstrated an overall clinical safety profile similar to placebo
- Further, IC51 showed an excellent local tolerability profile in this head-to-head study with JE-VAX®.

Intercell's novel JE vaccine, manufactured in the Company's proprietary manufacturing facility in Scotland, is prepared using tissue culture rather than live organisms and, unlike JE-VAX®, does not contain any stabilizers such as gelatin or preservatives in its formulation.

On June 13, 2006, Novartis and Intercell announced that the companies had reached an agreement for Novartis to acquire marketing and distribution rights for Intercell's Japanese Encephalitis Virus Vaccine in the United States, Europe and certain other markets in Asia and Latin America.

About Biological E. Ltd

Over the last 50 years, Biological E. Ltd. (BE) has been a leading vaccine and pharmaceutical company. The company produces a range of critical vaccines and has been an active partner in the National Immunization Program of India. The company is currently commissioning large scale cGMP facilities in order increase its capacities and product range to offer these vaccines on a global basis. In addition to its current pipeline of combination vaccines that are entering pivotal trials, BE has R&D programs to develop novel vaccines for both vector borne and enteric diseases. The company has entered into a number of strategic collaborations with leading biotech companies and research institutes for basic R&D. Biological E. is a privately held company. Biological E will manufacture Intercell's JE vaccine for the Asian markets and will exclusively market and distribute the product in India, Nepal, Bhutan and Bangladesh.

For more information please visit: www.biologicale.com

About Intercell AG:

Intercell AG is a growing biotechnology company which focuses on the design and development of novel vaccines for prevention and treatment of infectious diseases with substantial unmet medical need. The Company develops antigens and immunizers (adjuvants) which are derived from its proprietary technology platforms, and has in-house GMP manufacturing capability. Based on these technologies, Intercell has strategic partnerships with a number of global pharmaceutical companies, including Novartis, Merck&Co., Inc, sanofi pasteur, Kirin, Wyeth, and the Statens Serum Institut.

The company's lead product, a prophylactic vaccine against Japanese Encephalitis has successfully concluded pivotal Phase III clinical trials. The regulatory process towards a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) has been initiated. The broad development pipeline includes a therapeutic vaccine for Hepatitis C in Phase II, a Pseudomonas vaccine in Phase II, partnered vaccines for Tuberculosis and S. aureus which are in Phase I, and five products focused on infectious diseases in pre-clinical development. Intercell is listed on the Vienna stock exchange under the symbol "ICLL".

For more information please visit: www.intercell.com

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SMART VACCINES

Contact Intercell AG:

Katharina Wieser
Head of Corporate Communications
Campus Vienna Biocenter 2, A-1030 Vienna
P: +43-1-20620-303
Mail to: kwieser@intercell.com

This communication expressly or implicitly contains certain forward-looking statements concerning Intercell AG and its business. Such statements involve certain known and unknown risks, uncertainties and other factors which could cause the actual results, financial condition, performance or achievements of Intercell AG to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Intercell AG is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

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Staphylococcus aureus vaccine development on track - safe and immunogenic in Phase I clinical trials

Vienna (Austria), May 18, 2007 – Intercell AG (VSE, "ICLL") has been informed by its strategic partner Merck & Co., Inc. on the results of a Phase I study involving in total over 120 adult healthy volunteers comparing safety and immunogenicity of different doses of the *Staphylococcus aureus* vaccine.
The *Staphylococcus aureus* vaccine is based on a conserved protein antigen discovered by Intercell's Antigen Identification Program (AIP®) and was licensed to Merck & Co., Inc. on an exclusive world wide basis in 2003.

The data show that the vaccine is safe and generally well tolerated. Immune responses were observed within several weeks following vaccination and these immune responses persisted throughout the course of the study.

"We are very pleased that the vaccine candidate, for which the antigen was identified by our proprietary AIP® technology, delivered promising clinical data, and look forward to its further clinical development ", states Gerd Zettlmeissl, CEO of Intercell. "These data underline the high potential of our AIP® technology for the identification of other bacterial vaccine product candidates in-house or in collaboration with leading vaccine companies".

About *Staphylococcus aureus* and nosocomial infections

Hospital-acquired infections are one of the major causes of death and serious illness worldwide, resulting in an annual burden of more than USD 20 billion in the developed world. In the United States alone, about two million patients become infected annually while receiving health care in hospitals. The incidence of nosocomial infections is steadily increasing due to medical interventions and most notably due to the emergence of antibiotic resistant bacteria circulating in hospitals. *Staphylococcus aureus* is the most frequent cause of hospital acquired infections. In addition to bloodstream infections with a mortality rate of up to 35%, infections of bone, heart and other inner organs are leading to serious health complications, death and economic burden. Today, approximately 50% of *Staphylococcus aureus* strains isolated in hospitals worldwide are resistant to multiple antibiotics, rendering staphylococcal disease management increasingly difficult and challenging.

About Intercell AG:

Intercell AG is a growing biotechnology company which focuses on the design and Intercell AG is a growing biotechnology company which focuses on the design and development of novel vaccines for the prevention and treatment of infectious diseases with substantial unmet medical need. The Company develops antigens and adjuvants which are derived from its proprietary technology platforms, and has in-house GMP manufacturing capability. Based on these technologies, Intercell has strategic partnerships with a number of global pharmaceutical

companies, including Novartis, Merck & Co., Inc., Wyeth, sanofi pasteur, Kirin and the Statens Serum Institut.

The Company's leading product, a prophylactic vaccine against Japanese Encephalitis, successfully concluded pivotal Phase III clinical trials in 2006. The regulatory process towards a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) has been initiated. The broad development pipeline includes a Pseudomonas vaccine in Phase II, a therapeutic vaccine for Hepatitis C in Phase II, partnered vaccines for Tuberculosis and Staphylococcus aureus which are in Phase I, and five products focused on infectious diseases in preclinical development. Intercell is listed on the Vienna stock exchange under the symbol "ICLL".

For more information please visit: www.intercell.com

Contact Intercell AG:

Intercell AG
Katharina Wieser
Head of Corporate Communications
Campus Vienna Biocenter 2, A-1030 Vienna
P: +43-1-20620-303 Mail to: kwieser@intercell.com

This communication expressly or implicitly contains certain forward-looking statements concerning Intercell AG and its business. Such statements involve certain known and unknown risks, uncertainties and other factors which could cause the actual results, financial condition, performance or achievements of Intercell AG to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Intercell AG is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

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SMART VACCINES

INTERCELL AG

Report of the Management Board to the Annual Shareholders' Meeting pursuant to Section 98 (3) and Section 159 (2) (3) Stock Corporation Act

I. General

The ordinary shareholders' meeting to be held on June 15, 2007 shall resolve on the grant of stock options to members of the supervisory board. The shares underlying the options shall be own shares held by the Company. Therefore the management board submits the following report pursuant to Section 98 (3) and Section 159 (2) (3) Stock Corporation Act.

II. Principles and incentives underlying the options

The underlying principle for the grant of the stock options is that the supervisory board apart from the employees and the management board substantially contributes to the increase in the value of the Company and should therefore also receive stock options. Oustanding experts from the vaccine and finace industry could be gained as members of the supervisory board. In order to tie these persons to the Company, it is necessary to provide an incentive system, which is linked to the performance of the Company. A stock option agreement shall be concluded between the Company and the members of the supervisory board, the provisions of which shall be correspondent to those of the ESOP 2006 (see section IV below).

III. Numbers and allocation of options

Until now, the following numbers of stock options have been granted to members of the supervisory board, members of the management board, executive employees and other employees (excluding options that have been cancelled or exercised):

Beneficiaries	Number of options
Members of the supervisory board	
Michel Greco (chairman)	25,000
Ernst Afting (vice chairman)	20,000
Hans Albert Küpper (until December 14, 2006)	5,000
David Ebsworth	17,500
James R. Sulat	20,000
Mustapha Leavenworth Bkali	10,000
Hans Wigzell	10,000
Members of the management board	
Gerd Zettlmeissl	366,435
Alexander von Gabain	617,000
Werner Lanthaler	372,785
Executive employees	710,625
Other employees	202,550
Employees of subsidiaries	260,900
Total	**2,637,795**

Now, the following number of stock options shall be granted to the following members of the supervisory board:

Members of the supervisory board	Number of options granted	Number of new options to be granted
Michel Greco (chairman)	25,000	10,000
Ernst Afting (vice chairman)	20,000	10,000
David Ebsworth	17,500	10,000
James R. Sulat	20,000	10,000
Mustapha Leavenworth Bakali	10,000	10,000
Hans Wigzell	10,000	10,000
Total	**102.500**	**60,000**

The strike price, i.e. the price which the members of the supervisory board have to pay to the Company in order to exercise their options, shall be EUR 23.95, which is the closing share price at May 16, 2007.

IV. Essential provisions of the stock option agreement

Each beneficiary is entitled, subject to the detailed provisions of a stock options agreement, which includes the provisions of the ESOP 2006, and subject to the payment of the strike price to convert one option into one share. All taxes and duties which are triggered by the exercise of the options shall be borne by the benefeciary.

The essential provisions of the option agreement (according to section 159 (2) (3) Stock Corporation Act) are:

(i) The strike price, i.e. the price which the beneficiaries have to pay to the Company in order to exercise their options, shall correspond to the last closing price of the Intercell shares prior to the resolution on the grant of options or prior to the disclosure, if applicable, that is has to be published before such resolution can be adopted.

(ii) The exercise of the options is subject to the achievement of an exercise hurdle. The exercise hurdle is achieved if the closing price of the Intercell shares on the day prior to the start of an execution window is at least 15 percent above the strike price.

(iii) The term of the options is limited with the expiry of the execution window in the fifth year following the calendar year in which the options were granted. 25% of the options granted to the beneficiaries become exercisable in each of the second, the third, the fourth and the fifth year following the year in which the options were granted. The options can only be exercised during an execution window. The period after which options become first exercisable may be set differently for options which are granted as special incentive – especially as sign-in bonus for new executive employees.

(iv) The execution windows are periods of four weeks, beginning with the day after every annual ordinary shareholders' meeting during the term of the options.

(v) The options are not transferable except for a transfer by death.

(v) No lock-up period is set forth in the ESOP 2006 with respect to the shares received from exercising the options.

Vienna, May 2007 **The Management Board**

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SMART VACCINES

Development of the next generation Flu vaccines commenced –

Phase I for Influenza vaccine adjuvanted with Intercell's IC31™ started

- Phase I clinical trial for a superior seasonal Influenza vaccine formulated with IC31™ started
- The vaccine will be tested in three different dose groups – primary endpoints of the study include safety and immunogenicity with a strong focus on T-cell responses
- First results of the study are expected in early 2008
- Currently available vaccines are suboptimal, especially in vulnerable risk groups (elderly and infants) – high market potential for novel, adjuvanted vaccine products with broader protection

Vienna (Austria), June 18, 2007 – Vaccine company Intercell AG (VSE: ICLL) announced today the start of Phase I clinical trials for a seasonal Flu vaccine which is formulated with Intercell's proprietary adjuvant IC31™.

The currently available, mostly non-adjuvanted vaccine products have a suboptimal efficacy profile, especially in the population groups with the highest disease burden (elderly and infants). Furthermore, these vaccines only offer limited cross-protection against other influenza strains, with no or low T-cell responses. Due to these limitations, novel vaccines with improved efficacy and T-cell immunity are needed.

The IC31™ adjuvanted Flu vaccine is expected to overcome these shortcomings, which would be also desired for pre-pandemic vaccines.

Preclinical animal models already showed that the vaccine could increase Haemaglutinin titers and specific T-cell responses significantly. Furthermore, the presence of IC31™ induces very long-lasting and high levels of Flu-specific T-cells as well as IgG2a, both markers for an immune response known to improve and broaden protection from Influenza infections.

In this Phase I trial, a single dose of the IC31™ adjuvanted Flu vaccine will be applied to healthy volunteers. Three different dose groups (no IC31™ - low IC31™ – high IC31™) will be tested. The primary endpoints of the study comprise the safety and immunogenicity of the vaccine at day 21.

"Both the encouraging preclinical data and the outstanding immunogenicity profile in humans have opened a new and attractive market for our adjuvant IC31™ in the development of vaccines. With this study, an important development step for the next generation Influenza vaccines has begun", stated Gerd Zettlmeissl, CEO of Intercell.

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SMART VACCINES

About IC31™

Adjuvants enhance the effectiveness of vaccines. Existing adjuvants on the market induce antibodies but no or little T-cell immunity.

IC31™ is an adjuvant inducing both T-cell and B-cell responses with a unique synthetic formulation, which combines the immunostimulating properties of an anti-microbial peptide, KLK, and an immunostimulatory oligodeoxynucleotide, ODN1a. The two-component solution can simply be mixed with antigens: no conjugation is required.

About Influenza

The flu is a contagious respiratory illness caused by influenza viruses. The infection usually lasts for about a week. It is characterized by sudden onset of high fever, myalgia, headache and severe malaise, non-productive cough, sore throat, and rhinitis. Between 1918-1919, the "Spanish Flu" killed more people in the world-wide pandemic than did the First World War.

Influenza viruses cause disease among all age groups. Rates of infection are highest among children, but rates of serious illness and death are highest among persons aged >65 years and children aged <2 years. Influenza rapidly spreads around the world in seasonal epidemics and imposes a considerable economic burden in the form of hospital and other health care costs and lost productivity.

In annual influenza epidemics 5-15% of the population are affected with upper respiratory tract infections. Hospitalization and deaths mainly occur in high-risk groups. Although difficult to assess, these annual epidemics are thought to result in between three and five million cases of severe illness and between 250 000 and 500 000 deaths every year around the world.

Vaccination is the principal measure for preventing influenza and reducing the impact of epidemics. The currently available, mostly not adjuvanted vaccine products have a suboptimal efficacy profile, especially in the population groups with the highest disease burden (elderly and infants). Furthermore, these vaccines only offer limited cross-protection against other influenza strains, with no or low T-cell responses. Due to these limitations, novel vaccines with improved efficacy and T-cell immunity are needed.

About Intercell AG

Intercell AG is a growing biotechnology company which focuses on the design and development of novel vaccines for the prevention and treatment of infectious diseases with substantial unmet medical need. The company develops antigens and adjuvants which are derived from its proprietary technology platforms, and has in-house GMP manufacturing capability. Based on these technologies, Intercell has strategic partnerships with a number of global pharmaceutical companies, including Novartis, Merck & Co., Wyeth, sanofi pasteur, Kirin and the Statens Serum Institut.

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SMART VACCINES

The company's leading product, a prophylactic vaccine against Japanese Encephalitis, successfully concluded pivotal Phase III clinical trials in 2006. The regulatory process towards a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) has been initiated. The broad development pipeline includes a Pseudomonas vaccine in Phase II, a therapeutic vaccine for Hepatitis C in Phase II, partnered vaccines for Tuberculosis and S.aureus which are in Phase I, and five products focused on infectious diseases in preclinical development. Intercell is listed on the Vienna stock exchange under the symbol "ICLL".
For more information please visit: www.intercell.com

Contact Intercell AG:

Intercell AG
Katharina Wieser
Head of Corporate Communications
Campus Vienna Biocenter 2, A-1030 Vienna
P: +43-1-20620-303 Mail to: kwieser@intercell.com

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SMART VACCINES

Intercell and Novartis form world-leading strategic partnership to drive vaccines innovation

- *Alliance creates opportunity for two strong innovators to combine development efforts in attractive areas*
- *Intercell to receive upfront payment of € 270 ($ 360) million in upfront payments and equity investment granting Novartis option to non-partnered vaccine candidates and 4.8 million new shares*
- *Pipeline to benefit from Novartis Vaccines' phase III development capabilities and commercial strength*
- *Exclusive Partnership for IC31® in influenza vaccines*

Vienna/Basel, July 2, 2007:

Today, Intercell and Novartis announced that they have agreed to form a major strategic partnership to accelerate innovation in vaccines development in infectious diseases. This partnership is the first of its kind in the vaccines sector and provides both companies with a strong base for mutual value creation. An upfront total cash contribution of € 270 ($ 360) million will further expand resources behind Intercell's key value drivers and secures the company's ability to independently achieve sustained aggressive growth. The total potential milestone and royalty payments under the agreement could result in multi-billion revenues for Intercell in the future.

"This new partnership will enable us to further unlock the proven value existing in our vaccine technologies. In addition, we can pursue our business strategy of creating significant shareholder value as an independent company whilst continuing to develop one of the most innovative product pipelines in the industry," says Gerd Zettlmeissl, CEO of Intercell.

Strengthening market presence while accelerating independent growth strategies of both companies:

The partnership is centered around the shared vision of science in vaccines research, development and commercialization. It will focus on the development of bacterial vaccine products derived from Intercell's Antigen Identification Program (AIP®) as well as the use of Intercell's adjuvant technology (IC31®) in selected new vaccines.

IC31® Partnership in influenza:

Intercell's adjuvant IC31® will be **exclusively** licensed to Novartis for the development of improved Influenza vaccines. Novartis is a leader in the field of adjuvanted influenza vaccines as well as in the development of novel cell culture-derived influenza vaccines. IC31® will also be **non-exclusively** licensed to Novartis in other areas. Intercell retains the right to continue to

enter into partnerships for IC31® with third parties in infectious diseases, cancer, allergies, and other indications.

AIP® Derived Vaccine Partnership allows Co-Development or Licensing

As a result of this partnership, Novartis obtains opt-in rights for the development, manufacturing and commercialization of Intercell's non-partnered novel vaccine targets after the completion of Phase II clinical trials (or earlier at Novartis's election). Intercell retains the right to choose between a co-development/profit sharing or a licensing arrangement on pre-defined milestone and royalty payments for products that Novartis takes forward. The alliance does not affect Intercell's products and product candidates currently partnered with other companies.

Leading HCV Vaccine franchise:

The partnership includes a co-development and profit sharing arrangement to bring together both companies' programs in the field of therapeutic Hepatitis C vaccines with the aim to expand their combined leadership in this field.

Summary of Transaction Highlights:

- € 120 ($160) million upfront license and option fees
- € 150 million ($200) cash contribution through subscription of of 4.8 million new shares, allowing Intercell to maintain full strategic flexibility. This will increase Novartis' equity stake from 6.1% current to 16.2% - without any controlling rights. The new shares will be issued at a price of € 31.25 ($ 41,8) per share. This represents a 30% premium to the last closing price.
- An **exclusive** license for development of Intercell's IC31® adjuvant in novel influenza vaccines with milestones up to approx. € 100 ($ 134) million during the development period and double-digit royalty rates tied to sales performance. In addition, Intercell will receive € 30 to € 60 ($ 40 -$ 80) million during the development period in upfront and milestones plus up to high single-digit royalties, tied to sales performance for **each** future license for IC31® in selected areas.
- Intercell retains the right at its election either to profit-share with Novartis on, or to receive potential milestones of € 120 ($ 150) million after Phase II for the remaining development period and solid double-digit royalties tied to sales-performance, for each product for which Novartis opts in.

"We are pleased to be partnering with a company such as Intercell which shares our vision of science in vaccines R&D, and is widely viewed as having one of the most innovative pipelines in the industry" said Joerg Reinhardt, CEO of Novartis Vaccines and Diagnostics. "We look

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forward to leveraging the Novartis development, manufacturing and commercialization expertise to help realize the full market potential of Intercell's vaccine candidates."

Consummation of the transaction is subject to Hart-Scott-Rodino Act clearance under U.S. law.

About Intercell's Antigen Identification Program (AIP®)

Intercell's Antigen Identification Program® identifies novel antigens from a variety of pathogens. Intercell focuses on those antigens that are believed to induce the strongest response from the human immune system, thus providing a viable basis for the further potential development of novel and more powerful prophylactic and therapeutic vaccines and antibody treatments. Through the AIP®, a large number of novel antigens relating to a wide variety of infectious diseases have been successfully identified. In addition, certain product candidates identified are currently partnered with either sanofi pasteur, or Merck & Co., Inc., while others form the basis for development projects that are planned to be either developed in-house or partnered with third parties.

About IC31®

Adjuvants enhance the effectiveness of vaccines. Existing adjuvants on the market induce antibodies but no or little T-cell immunity.

IC31® is an adjuvant inducing both T-cell and B-cell responses with a unique synthetic formulation which combines the immunostimulating properties of an anti-microbial peptide, KLK, and an immunostimulatory oligodeoxynucleotide, ODN1a. The two-component solution can be simply mixed with antigens, no conjugation is required.

Intercell currently has IC31® collaborations with a number of global vaccine companies, as well as small biotechs. These collaborations include - amongst others - a Tuberculosis vaccine partnered with the Danish Statens Serum Institut, which has successfully concluded Phase I clinical trials. As has already been previously seen in a variety of animal models, IC31® demonstrated an outstanding profile to stimulate a strong T-cell immune response in humans in this clinical trial.

About Influenza

The flu is a contagious respiratory illness caused by influenza viruses. The infection usually lasts for about a week. It is characterized by the sudden onset of high fever, myalgia, headache and severe malaise, non-productive cough, sore throat, and rhinitis. Between 1918 and 1919, the "Spanish Flu" killed more people in the world-wide pandemic than the First World War did.

Influenza viruses cause disease among all age groups. Rates of infection are highest among

children, but rates of serious illness and death are highest among persons aged >65 years and children aged <2 years. Influenza rapidly spreads around the world in seasonal epidemics and imposes a considerable economic burden in the form of hospital and other health care costs, as well as a loss of productivity.

In annual influenza epidemics 5-15% of the population are affected with upper respiratory tract infections. Hospitalization and deaths mainly occur in high-risk groups. Although difficult to assess, these annual epidemics are thought to result in between three to five million cases of severe illness and between 250,000 and 500,000 deaths every year around the world.

Vaccination is the principal measure for preventing influenza and reducing the impact of epidemics. The currently available, mostly not adjuvanted vaccine products have a suboptimal efficacy profile, especially in the population groups with the highest disease burden (elderly and infants). Furthermore, these vaccines only offer limited cross-protection against other influenza strains, with no or low T-cell responses. Due to these limitations, novel vaccines with improved efficacy and T-cell immunity are needed.

About Hepatitis C:

HCV is a major cause of chronic liver disease, including cirrhosis and liver cancer. According to the World Health Organization (WHO), approximately 170 million people are chronic HCV carriers (3% of the world's population) worldwide, including about 10 million Europeans, 3.9 million Americans and 2 million Japanese. 35,000 new infections occur in the United States alone each year. The substantial unmet medical need is underscored by the fact that each year 8,000 to 10,000 deaths and 1,000 liver transplantations in the United States are due to HCV.

Currently, there is no vaccine or immunotherapy against Hepatitis C and the infection can only be treated with a combination of Interferon and Ribavirin – a long-term therapy with limited efficacy and substantial side effects. It also gives rise to high treatment costs for patients. In 2002, worldwide sales of HCV drugs totaled at around EUR 2.8 billion, and demand has since grown significantly.

About Intercell AG:

Intercell AG is a growing biotechnology company which focuses on the design and development of novel vaccines for the prevention and treatment of infectious diseases with substantial unmet medical need. The Company develops antigens and immunizers (adjuvants) which are derived from its proprietary technology platforms, and has in-house GMP manufacturing capability. Based on these technologies, Intercell has strategic partnerships with a number of global pharmaceutical companies, including **Novartis, Merck & Co., Inc, sanofi pasteur, Kirin, Wyeth, and the Statens Serum Institut.**

The company's leading product, a prophylactic vaccine against Japanese Encephalitis has successfully concluded pivotal Phase III clinical trials. The regulatory process towards a

Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) has been initiated. The broad development pipeline includes a therapeutic vaccine for Hepatitis C in Phase II, a Pseudomonas vaccine in Phase II, partnered vaccines for Tuberculosis and S. aureus in Phase I, and five products focused on infectious diseases in pre-clinical development. Intercell is listed on the Vienna stock exchange under the symbol "ICLL".

For more information, please visit: www.intercell.com

Contact Intercell AG:

Intercell AG
Dr. Werner Lanthaler
CFO
Campus Vienna Biocenter 2, A-1030 Vienna
Phone: +43-1-20620-120
Mail to: wlanthaler@intercellcom

This communication expressly or implicitly contains certain forward-looking statements concerning Intercell AG and its business. Such statements involve certain known and unknown risks, uncertainties and other factors which could cause the actual results, financial condition, performance or achievements of Intercell AG to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Intercell AG is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

(*Translation, as original is in German only*)

Publication
According to §§ 4 and 5 Publication Ordinance 2002

----

ots.CorporateNews delivered through euro adhoc for European wide distribution. The company is responsible for the content of the publication.

Since fiscal 2002, Intercell AG has regularly granted stock options to purchase company shares to members of the management board, the supervisory board and its employees. The management board has each time given and published a report according to § 93 para 3 in connection with § 159 para 2 note 3 of the Stock Corporation Act (*Aktiengesetz*). Besides issuing new shares from contingent capital, the company also intends to revert to its own shares to service the stock options during the option exercise period 2007.

Therefore, in a resolution dated July 10, 2007, in connection with the resolution of the supervisory board on June 15, 2007, Intercell AG's management board resolved to issue 120,000 shares belonging to Intercell AG which were purchased on the basis of the authorization of the general shareholders' meetings on May 24, 2002, July 14, 2003 and June 1, 2004 to management and supervisory board members of Intercell AG in connection with the exercise of share options.

In accordance with the above mentioned resolutions of the general shareholders' meetings that authorized the purchase of these shares belonging to Intercell AG pursuant to § 65 para 1 note 4 of the German Stock Corporation Act, Intercell AG announces the issuance from July 13, 2007 to at the latest July 31, 2007 of 120,000 of its own bearer shares to management and supervisory board members of Intercell AG. The shares shall be issued as no par value shares and correspond to 0.3% of Intercell AG's share capital. The issuance will take place in an over the counter transaction at the issue price of the options which lies between EUR 1.85 and EUR 8.50.

Intercell AG's stock exchange listing will remain unaffected.

To date, the following supervisory and management board members, executive staff and employees have been granted the following amount of stock options (not including options that were already exercised or have lapsed):

Supervisory board members:
Michel Greco (chairman of the supervisory board), 35,000
Ernst Afting (deputy chairman), 30,000
Hans Albert Küpper (resigned on December 14, 2006), 5,000
David Ebsworth, 27,500
James R. Sulat, 30,000
Mustapha Leavenworth Bakali, 20,000
Hans Wigzell, 20,000.

Management Board members:
Gerd Zettlmeissl, 366,435
Alexander von Gabain, 617,000
Werner Lanthaler, 372,785

Executive staff, 710,625
Other employees, 202,550

Employees of subsidiaries, 260,900.

Total: 2,697,795
The reporting requirements will be published on the internet in accordance with § 7 para. 2 in connection with § 5 para 4 of the Publication Ordinance 2002. The information will be available on Intercell AG's website www.intercell.com In accordance with § 7 of the Publication Ordinance 2002.

Rückfragehinweis:
Intercell AG
Mag. Katharina Wieser
Head of Corporate Communications

Tel. +43 1 20620-303
kwieser@intercell.com

Emittent: Intercell AG
Campus Vienna Biocenter 6
A-1030 Wien

Telefon: +43 1 20620-0
FAX: +43 1 20620-800
Email: investors@intercell.com
WWW: www.intercell.com
Branche: Biotechnologie
ISIN: AT0000612601
Indizes:
Börsen: Amtlicher Handel: Wiener Börse AG
Sprache: Deutsch

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SMART VACCINES

INTERCELL AG

Disclosure according to section 93 subsection 2 of the Austrian Stock Exchange Act

Intercell AG with its principal offices in Vienna informs the public according to section 93, subsection 2 of the Austrian Stock Exchange Act that ATI Vermögenstreuhandgesellschaft m.b.H (legacy Kapital & Wert group) has reduced its share in the voting rights in Intercell AG on July 11, 2007 from more than 5 % to below 5 % and now holds 1,936,777 shares, which represent 4.9 % of the voting rights.

The Management Board

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SMART VACCINES

First child vaccinated with Intercell Japanese Encephalitis (JE) Vaccine in India - Pediatric Phase II clinical trial started

- Development process for vaccine launch in endemic countries accelerated – First child vaccinated with IC51
- First administration of Intercell's JE vaccine to children – Results of Phase II trial are expected in late 2007
- Development plan for endemic regions clearly defined – Market launch expected in 2009

Vienna (Austria), July 16, 2007 – Intercell AG and its partner Biological E. Ltd. (Hyderabad, India) announced today that the companies have started a pediatric Phase II clinical trial for Intercell's novel Japanese Encephalitis Vaccine in India.

The randomized and controlled study aims to demonstrate the dose, safety and immunogenicity of Intercell's JE vaccine compared to a locally available, Korean made mouse-brain Japanese Encephalitis vaccine. The study will enroll 60 children at the age of one to three years. It is the first step toward the licensure of a new cell culture derived product in Asia, which is expected in 2009.

"The start of the pediatric clinical trials in India is a major step forward to make our vaccine, which is based on a proven and safe technology, available also for the population, and especially the children, in endemic regions," states Gerd Zettlmeissl, Chief Executive Officer of Intercell AG.

Vijay Kumar Datla, Chairman and Managing Director of Biological E. Ltd added, "With the spirit and energy of this partnership we aim to make equitable access to this important intervention against JE available in the endemic regions of the world. This trial will be followed by a corresponding Phase III study in both children and adults in India."

About Intercell's investigational JE vaccine (IC51)

Intercell's novel investigational JE vaccine is a purified, inactivated vaccine for active immunization against the Japanese Encephalitis virus. With over 3 billion people living in endemic areas, Japanese Encephalitis, a mosquito-borne flaviviral infection, is the leading cause of childhood encephalitis and viral encephalitis in Asia.

In successfully concluded pivotal **Phase III trials**, Intercell's Japanese Encephalitis vaccine (IC51) demonstrated a favorable safety and immunogenicity profile:

- The immunogenicity of IC51 was at least as good as the U.S. licensed product, JE-VAX®
- IC51 demonstrated an overall clinical safety profile similar to placebo
- Further, IC51 showed an excellent local tolerability profile in this head-to-head study with JE-VAX®

Intercell's novel JE vaccine, manufactured in the company's proprietary manufacturing facility in Scotland, is prepared using tissue culture rather than live organisms and, unlike JE-VAX®, does not contain any stabilizers such as gelatin or preservatives in its formulation.

On June 13, 2006, Novartis and Intercell announced that the companies had reached an agreement for Novartis to acquire marketing and distribution rights for Intercell's Japanese Encephalitis Virus Vaccine in the United States, Europe and certain other markets in Asia and Latin America.

About Biological E. Ltd

Over the last 50 years, Biological E. Ltd. (BE) has been a leading vaccine and pharmaceutical company. The company produces a range of critical vaccines and has been an active partner in the National Immunization Program of India. The company is currently commissioning large-scale cGMP facilities in order increase its capacities and product range to offer these vaccines on a global basis. In addition to its current pipeline of combination vaccines that are entering pivotal trials, BE has R&D programs to develop novel vaccines for both vector-borne and enteric diseases. The company has entered into a number of strategic collaborations with leading biotech companies and research institutes for basic R&D. Biological E. is a privately held company. Biological E will manufacture Intercell's JE vaccine for the Asian markets and will exclusively market and distribute the product in India, Nepal, Bhutan and Bangladesh.

For more information please visit: www.biologicale.com

About Intercell AG:

Intercell AG is a growing biotechnology company which focuses on the design and development of novel vaccines for the prevention and treatment of infectious diseases with substantial unmet medical need. The Company develops antigens and adjuvants which are derived from its proprietary technology platforms, and has in-house GMP manufacturing capability. Based on these technologies, Intercell has strategic partnerships with a number of global pharmaceutical companies, including Novartis, Merck & Co., Inc., Wyeth, sanofi pasteur, Kirin and the Statens Serum Institut.

The Company's leading product, a prophylactic vaccine against Japanese Encephalitis, successfully concluded pivotal Phase III clinical trials in 2006. The regulatory process toward a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) has been initiated. The broad development pipeline includes a Pseudomonas vaccine in Phase II, a therapeutic vaccine for Hepatitis C in Phase II, partnered vaccines for Tuberculosis and Staphylococcus aureus which are in Phase I, and five products focused on infectious diseases in preclinical development. Intercell is listed on the Vienna stock exchange under the symbol "ICLL".

For more information please visit: www.intercell.com

Contact Intercell AG:

Intercell AG
Katharina Wieser
Head of Corporate Communications
Campus Vienna Biocenter 2, A-1030 Vienna
P: +43-1-20620-303 Mail to: kwieser@intercell.com

Publication pursuant to
Section 7 of the Publication Ordinance 2002
INTERCELL AG, ISIN: AT0000612601

Since 2002, the shareholders meeting of INTERCELL AG has issued stock options on a regular basis to members of the management board, the supervisory board and employees. To provide shares to the option holders who have exercised their options during the exercise window 2007, the Company has transferred treasury shares to the beneficiaries besides new shares that have been issued from conditional capital. According to Section 4 and 5 of the Publication Ordinance 2002 INTERCELL AG has on July 10, 2007 announced its intention to transfer 120,000 shares of treasury stock. This transfer to the beneficiary option holders has now been completed. Pursuant to Section 7 of the Publication Ordinance 2002 we therefore make the following disclosure:

Between July 13, 2007 and July 19, 2007 120,000 shares of common stock of INTERCELL AG, representing 0.3 percent of the share capital of the Company, have been transferred to members of the management board and of the supervisory board over-the-counter. The consideration paid (strike price) was between € 1.85 per share and € 5.50 per share. The average consideration per share was€ 1.93. Based on the closing share price on July 19, 2007 of € 27.80 the total value of the shares transferred was € 3,336,000.-.

Intercell AG now holds a number of 385.889 own shares as treasury stock, representing 0.9 percent of the share capital. At the moment, no authorization of the shareholders meeting is in place to acquire additional own shares. All of the own shares held as treasury stock serve as underlying shares for stock options granted to the employees, members of the management board and members of the supervisory board of the company.

INTERCELL AG

euro adhoc: Intercell AG / Release according to article 93 BörseG with the aim of a Europe-wide distribution

---

Total number of voting rights announcement transmitted by euro adhoc. The issuer is responsible for the content of this announcement.

Intercell AG hereby announces that at the end of the month July 2007 the number of voting rights amounts to a total of 40.721.707 voting rights. The change of total voting rights is effective as of 13.07.2007.

In connection with the exercise of stock options by members of the management board, the supervisory board and employees, INTERCELL AG has issued 839,995 new shares of common stock with no par value from a conditional capital increase and in addition, has transferred 120,000 treasury shares to the beneficiary option holders in July 2007. As of July 19, 2007 the new shares have been admitted for trading at the Vienna Stock Exchange.

As a consequence, the total number of shares of common stock with no par value of INTERCELL AG, each representing one vote, has increased to 40,721,707. The share capital is now EUR 40,721,707.-. The participation of the management in the share capital has increased to 2.2 % and the amount of treasury shares held by the Company has decreased to 0.9 % of the share capital.

emitter: Intercell AG
Campus Vienna Biocenter 6
A-1030 Wien
phone: +43 1 20620-0
FAX: +43 1 20620-800
mail: investors@intercell.com
WWW: www.intercell.com
sector: Biotechnology
ISIN: AT0000612601
indexes:
stockmarkets: official market: Wiener Börse AG
language: English

Intercell's therapeutic Hepatitis C vaccine meets primary endpoints in Phase II interim analysis

- *First data from 25 patients reveals statistically significant viral load reduction and very good safety profile*
- *Data opens door for therapeutic vaccination in the arena of existing and future treatment options – but not yet a breakthrough for vaccination as monotherapy*
- *Data still has to be interpreted with caution given the small sample size – full study data expected for Q1 2008*

Vienna, Austria, 20 August 2007. Today, Intercell AG (ICLL) announced the analysis of Phase II interim data for its peptide-based therapeutic Hepatitis C vaccine (IC41) in an exploratory clinical study targeting treatment-naïve Hepatitis C patients. The vaccine comprises eight T-cell antigens and Intercell's first-generation poly-arginine adjuvant (IC30). It is designed to stimulate T-cell responses against viral protein structures conserved throughout the major HCV genotypes, in order to reduce viral load in the blood of chronically infected patients.

The current study comprises 50 patients chronically infected with Genotype 1 of the Hepatitis C virus, which is known to be very difficult to treat with Interferon/Ribavirin standard therapy. The patients enrolled in the study have not received any other therapy and were given 8 intradermal injections of the IC41 vaccine in bi-weekly intervals for 14 weeks. This intensified vaccination schedule was derived from a recent optimization study aimed at improving the vaccine's T-cell immune response. The desired outcome of the ongoing study is the demonstration of a constant and sustained decline in HCV viral load that is increased by reiterative vaccinations during the treatment period.

In the current interim analysis, 25 patients have been evaluated in the "per protocol" population. The data obtained shows that the primary endpoint set for this study, namely a statistically significant sustained HCV- RNA decline, has been met.
In the second week after the final vaccination, a 40 % reduction of viral load (0.2 log) was observed in comparison to the baseline prior to vaccination. The therapeutic effect of the vaccine on the viral load is small, but found to be significant when data was submitted for rigorous statistical analysis (p=0.0178).
The results are especially significant in the light of the observation that viral load reduction is increasing with the number of vaccinations and is most pronounced two weeks after the vaccination schedule has been concluded. The study included patients with various levels of viral loads. In the subset of patients (N=12) with high viral load (> 2 million copies/ml) before treatment, a statistically significant (p=0.0168) average decline of 60 % (0.4 log) was achieved. Thus, it seems that the therapeutic effect is more pronounced when the patients' immune system is unable to keep the viral load in check.

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SMART VACCINES

Final results of the study with the full set of patients and an analysis of HCV-RNA and T-cell responses until 24 weeks after the last vaccination are expected in early 2008. Furthermore, an extended analysis of how the therapeutic effect relates to the induction of T-cell responses has to be awaited until the final outcome of the trial.

Although the interim analysis is restricted by the limited number of subjects evaluated at this stage, the present findings – if confirmed by the final data – would indicate for the first time that a therapeutic vaccination schedule is able to reduce HCV viral load and has thereby potentially opened a new door for HCV treatment.

Although options for the treatment of chronic Hepatitis C with Interferon/Ribavirin have improved, treatment will remain very difficult and a significant unmet medical need, especially in the case of Genotype 1. Immunotherapies, and possibly therapeutic vaccines, might become an option in the arena of existing and future HCV combination treatments. Thus, Intercell and its co-development partner for therapeutic Hepatitis C vaccines, Novartis, will define a further development strategy that might also take advantage of an enlarged antigen portfolio and of IC31®, Intercell's second-generation adjuvant that has recently demonstrated the generation of T-cell responses, in human vaccine trials, to a level not yet seen for other known adjuvants.

"The new data obtained encourages us very much to further strengthen our HCV franchise and to accelerate our efforts towards obtaining an HCV therapeutic vaccine", states Gerd Zettlmeissl, CEO of Intercell.

About Hepatitis C

HCV is a major cause of chronic liver disease, including cirrhosis and liver cancer. According to the World Health Organization (WHO), approximately 170 million people worldwide are chronic HCV carriers (3% of the world's population), including about 10 million Europeans, 3.9 million Americans and 2 million Japanese. 35,000 new infections occur in the United States alone each year. The substantial unmet medical need is underscored by the fact that each year 8,000 to 10,000 deaths and 1,000 liver transplants in the United States are due to HCV.

Currently, there is no vaccine against Hepatitis C and the infection can only be treated with a combination of Interferon and Ribavirin – a long-term therapy with limited efficacy and substantial side effects. It also gives rise to high treatment costs for patients. In 2002, worldwide sales of HCV drugs totalled around EUR 2.8bn, and demand has since grown significantly. The market has been seen to expand to about EUR 3.5bn by 2006.

About Intercell AG

Intercell AG is a growing biotechnology company which focuses on the design and development of novel vaccines for the prevention and treatment of infectious diseases with substantial unmet medical need. The company develops antigens and adjuvants, which are

derived from Intercell's proprietary technology platforms, and has in-house GMP manufacturing capabilities. Based on these technologies, Intercell has strategic partnerships with a number of global pharmaceutical companies, including Novartis, Merck & Co., Wyeth, sanofi pasteur, Kirin and the Statens Serum Institut.

The company's leading product, a prophylactic vaccine against Japanese Encephalitis, successfully concluded pivotal Phase III clinical trials in 2006. The regulatory process towards a Biologics License Application (BLA) to the US Food and Drug Administration (FDA) has been initiated. The broad development pipeline includes a Pseudomonas vaccine in Phase II, a therapeutic vaccine for Hepatitis C in II, partnered vaccines for Tuberculosis and S.aureus, which are in Phase I, and five products focused on infectious diseases in preclinical development. Intercell is listed on the Vienna Stock Exchange under the symbol "ICLL".

For more information, please visit: www.intercell.com

Contact Intercell AG:

Intercell AG
Gerd Zettlmeissl
CEO
Campus Vienna Biocenter 2, A-1030 Vienna
P: +43-1-20620-121
Mail to: gzettlmeissl@intercell.com

This communication expressly or implicitly contains certain forward-looking statements concerning Intercell AG and its business. Such statements involve certain known and unknown risks, uncertainties and other factors which could cause the actual results, financial condition, performance or achievements of Intercell AG to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Intercell AG is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

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SMART VACCINES

Intercell management board resolves € 150 million capital increase – HSR waiting period for the strategic partnership with Novartis has expired

Vienna (Austria), August 30, 2007 – The management board of Intercell AG today resolved, subject to the approval of the supervisory board, to issue 4.8 million new shares of common stock to its strategic partner Novartis at an issue price of € 31.25 per share. The subscription rights of existing shareholders will be excluded. The report on the exclusion of the statutory subscription rights will be published tomorrow in the Wiener Zeitung and on www.intercell.com.

Within the scope of a strategic alliance agreement concluded in early July 2007, Novartis has committed to subscribe for the newly issued shares, resulting in an investment of € 150 million into Intercell. One of the conditions to closing the strategic partnership was clearance under U.S. antitrust law. Today's resolution to make the capital increase effective follows the expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the "HSR Act"), whereby the strategic partnership can proceed under U.S. antitrust law. The waiting period expired in the ordinary course under the HSR Act 30 days after the initial filing. Completion of the capital increase and start of trading of the new shares on the Vienna Stock Exchange is expected for mid/end September 2007.

About Intercell AG:

Intercell AG is a growing biotechnology company which focuses on the design and development of novel vaccines for the prevention and treatment of infectious diseases with substantial unmet medical need. The Company develops antigens and adjuvants which are derived from its proprietary technology platforms, and has in-house GMP manufacturing capability. Based on these technologies, Intercell has strategic partnerships with a number of global pharmaceutical companies, including Novartis, Merck & Co., Inc., Wyeth, sanofi pasteur, Kirin and the Statens Serum Institut.

The Company's leading product, a prophylactic vaccine against Japanese Encephalitis, successfully concluded pivotal Phase III clinical trials in 2006. The regulatory process toward a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) has been initiated. The broad development pipeline includes a Pseudomonas vaccine in Phase II, a therapeutic vaccine for Hepatitis C in Phase II, partnered vaccines for Tuberculosis and Staphylococcus aureus which are in Phase I, and five products focused on infectious diseases in preclinical development. Intercell is listed on the Vienna stock exchange under the symbol "ICLL".

For more information please visit: www.intercell.com

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SMART VACCINES

Contact Intercell AG:

Intercell AG
Mag. Dott. Astrid Meinl
Corporate Communications
Campus Vienna Biocenter 2, A-1030 Vienna
P: +43-1-20620-313 Mail to: ameinl@intercell.com

This communication expressly or implicitly contains certain forward-looking statements concerning Intercell AG and its business. Such statements involve certain known and unknown risks, uncertainties and other factors which could cause the actual results, financial condition, performance or achievements of Intercell AG to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Intercell AG is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

This document is not for release, publication or distribution in the United States of America.

This release does not constitute an offer of securities for sale or a solicitation of an offer to purchase securities in the United States of America, Austria, Germany or any other jurisdiction. The securities of Intercell AG may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. It is not intended to register any securities of Intercell AG in the United States or to conduct a public offering in the United States, Austria, Germany or any other jurisdiction.

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SMART VACCINES

INTERCELL AG
Announcement

Following the completion of a capital increase of 4.8 million shares, which were sold to Novartis Pharma AG at an issue price of € 31.25 per share, or € 150 million in total, and admission of the new shares for trading on the Official Market of the Vienna Stock Exchange, Intercell AG, with its principal offices in Vienna, makes the following required announcement about changes in the allocation of voting rights:

Announcement of Novartis' share in voting rights according to section 93 subsection 2 of the Austrian Stock Exchange Act:
Novartis AG has informed us that entities affiliated with Novartis AG now hold 7,244,940 shares, representing 15.9 percent of the voting rights in Intercell AG.

Announcement of the total number of voting rights according to section 93 subsection 1 of the Austrian Stock Markets Act:
The total number of shares of common stock with no par value of Intercell AG, each representing one vote, has increased to 45,521,707. The share capital is now € 45,521,707.-.

The Management Board

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SMART VACCINES

Publication of the Total Number of Voting Rights
According to Section 93 (1) of the Austrian Stock Markets Act
INTERCELL AG, ISIN: AT0000612601

In connection with the exercise of stock options by members of the management board, the supervisory board and employees, INTERCELL AG has issued 839,995 new shares of common stock with no par value from a conditional capital increase and in addition, has transferred 120,000 treasury shares to the beneficiary option holders in July 2007. As of July 19, 2007 the new shares have been admitted for trading at the Vienna Stock Exchange.

As a consequence, the total number of shares of common stock with no par value of INTERCELL AG, each representing one vote, has increased to 40,721,707. The share capital is now EUR 40,721,707.-. The participation of the management in the share capital has increased to 2.2 % and the amount of treasury shares held by the Company has decreased to 0.9 % of the share capital.

INTERCELL AG

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SMART VACCINES

Intercell Receives Milestone Payment From Merck & Co. Inc Triggered By Initiation Of Phase II Clinical Trial of Investigational Vaccine to Prevent *S. aureus* Infection

Vienna (Austria), December 16th 2007 – Intercell AG (VSE: ICLL) today announced progress in its collaboration with Merck & Co., Inc. to develop a vaccine to prevent *Staphylococcus aureus*, (*S. aureus*), infection. Merck has initiated a Phase II clinical trial designed to evaluate the efficacy and safety of a single dose of the candidate vaccine in patients undergoing elective surgery. The start of this Phase II trial triggers a milestone payment of USD 4 million to Intercell.

Gerd Zettlmeissel, CEO of Intercell, commented "We are extremely pleased that Merck has started Phase II studies, using a *S. aureus* vaccine discovered using our proprietary Antigen Identification Platform (AIP®) technology. This serves as further validation of the ability of our AIP® to deliver novel bacterial vaccine candidates."

The *S. aureus* vaccine candidate is based on a conserved protein antigen discovered by Intercell and licensed to Merck & Co., Inc. in 2004 on an exclusive world wide basis. Merck is responsible for clinical development, manufacturing and marketing. Intercell is eligible to receive milestone payments and royalties on future net sales. In Phase I clinical trials the *S. aureus* candidate vaccine was shown to be immunogenic, safe and generally well tolerated.

Hospital Acquired Infections

Hospital acquired infections caused by bacteria are one of the major causes of death and serious illness. Intercell has embarked on a large scale, comprehensive and multi-target antigen identification program to contribute to vaccine efforts in this field. Besides Merck's *S. aureus* vaccine, based on an antigen identified by Intercell, Intercell is developing a vaccine against hospital acquired infections caused by *Pseudomonas aeruginosa* - a clinical Phase II/III trial is expected to be initiated in 2008 – and has ongoing pre-clinical programs for Enterococcus and Klebsiella vaccine discovery.

About S. aureus

S. aureus is the most frequent cause of hospital acquired infections. In addition to bloodstream infections with a mortality rate of up to 35%, infections of bone, heart and other inner organs are leading to serious health complications, death and economic burden. Today, approximately 50% of *S. aureus* strains isolated in hospitals worldwide are resistant to multiple antibiotics, rendering staphylococcal disease management increasingly difficult and challenging. Hospital-acquired infections are one of the major causes of death and serious illness worldwide, resulting in an annual burden of more than USD 20 billion in the developed world. In the United States alone, about two million patients become infected annually while receiving health care in hospitals.

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SMART VACCINES

About Intercell AG:

Intercell AG is a growing biotechnology company which focuses on the design and development of novel vaccines for the prevention and treatment of infectious diseases with substantial unmet medical need. The Company develops antigens and adjuvants which are derived from its proprietary technology platforms, and has in-house GMP manufacturing capability. Based on these technologies, Intercell has strategic partnerships with a number of global pharmaceutical companies, including Novartis, Merck & Co., Inc., Wyeth, sanofi pasteur, Kirin and the Statens Serum Institut. The Company's leading product, a prophylactic vaccine against Japanese Encephalitis, successfully concluded pivotal Phase III clinical trials in 2006. The regulatory process toward a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) has been initiated. The broad development pipeline includes a Pseudomonas vaccine in Phase II, a therapeutic vaccine for Hepatitis C in Phase II, partnered vaccines for Tuberculosis and Staphylococcus aureus which are in Phase I and II, and five products focused on infectious diseases in preclinical development.
Intercell is listed on the Vienna stock exchange under the symbol "ICLL".

For more information please visit: www.intercell.com

Contact Intercell AG:

Intercell AG
Lucia Malfent
Head of Corporate Communications
Campus Vienna Biocenter 2, A-1030 Vienna
P: +43-1-20620-303
Mail to: LMalfent@intercell.com

This communication expressly or implicitly contains certain forward-looking statements concerning Intercell AG and its business. Such statements involve certain known and unknown risks, uncertainties and other factors which could cause the actual results, financial condition, performance or achievements of Intercell AG to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Intercell AG is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

Successful Collaboration between U.S. Army and Intercell Towards a Novel Vaccine Against Japanese Encephalitis for Military and Travelers

Washington, DC and Vienna, Austria, December 20, 2007 – Today, December 20, 2007 Intercell AG (VSE, "ICLL") announced the finalization of the submission of a Biologics License Application (BLA) with the U.S. Food and Drug Administration (FDA) for Intercell's investigational Japanese Encephalitis (JE) vaccine.

Intercell's JE vaccine was developed for over 10 years under a Collaborative Research and Development Agreement (CRADA) with the Walter Reed Army Institute of Research (WRAIR). As JE is a significant and serious public health threat in Asia, the initial target for use of Intercell's vaccine will be military personnel and adult civilian travelers who are deployed to or visit affected countries, including India, China, and Southeast / Southwest Asia. Assuming review and approval by the regulatory authorities in a timely manner, Intercell currently anticipates first market launch of its JE vaccine during second half of 2008.

"The Army has enjoyed an excellent and successful collaboration with Intercell for several years towards development of this important JE vaccine," said William Howell, Acting Director of USAMRMC. "We are extremely pleased that Intercell's JE vaccine has progressed to the point of completion of the BLA submission process. Furthermore, the timing of this FDA submission is good news because production has been halted for the only JE vaccine licensed in the United States today. The Army is hopeful that Intercell's JE vaccine will be FDA approved and available for military use in the near future."

"Intercell is greatly appreciative of the expert technical support the Company has received from the Army during development," noted Gerd Zettlmeissl, Chief Executive Officer of Intercell. "We would like to especially thank the many dedicated scientists at WRAIR for their outstanding efforts. The success of our new JE vaccine is an excellent example what can be achieved when industry and government work together towards an important common goal. Intercell looks forward to the time when we will begin supplying the novel product for use in the military's JE immunization program."

About Intercell's investigational JE vaccine

Intercell's novel investigational JE vaccine is a purified, inactivated vaccine for active immunization against the Japanese Encephalitis virus. With over 3 billion people living in endemic areas, Japanese Encephalitis, a mosquito-borne flaviviral infection, is the leading cause of childhood encephalitis and viral encephalitis in Asia.

In successfully concluded pivotal non-inferiority Phase III trials, Intercell's Japanese Encephalitis vaccine demonstrated a favorable safety and immunogenicity profile:

» The immunogenicity was comparable to that of the U.S. licensed product, JE-VAX®

» It demonstrated an overall clinical safety profile similar to placebo

campus vienna BIOCENTER
INTERCELL AG, CAMPUS VIENNA BIOCENTER 6, A-1030 VIENNA, AUSTRIA, PHONE +43-1-20620-100, FAX +43-1-20620-800, WWW.INTERCELL.COM
BANK AUSTRIA, BLZ 20151, ACC.NR. 00607177102, UID-NR. ATU 44511104, FB NR. 166438 M / HG WIEN

» Further, Intercell's JE vaccine showed an excellent local tolerability profile in this head-to-head study with JE-VAX®

Intercell's novel investigational JE vaccine, manufactured in the company's proprietary manufacturing facility, is prepared using tissue culture rather than live organisms and does not contain any stabilizers such as gelatin or preservatives in its formulation.

On June 13, 2006, Novartis and Intercell announced that the companies had reached an agreement for Novartis to acquire marketing and distribution rights for Intercell's Japanese Encephalitis Virus Vaccine in the United States, Europe and certain other markets in Asia and Latin America.

About U.S. Army Medical Research and Material Command

The US Army Medical Research and Materiel Command (USAMRMC) has the accountability to provide medical materiel and information in support of the Army's deployed force. Infectious diseases are of significant interest as endemic diseases in areas of potential deployment act as threats to military readiness. Historical data clearly shows that infectious disease remains one of the primary sources of hospitalization for soldiers during times of war or military operations. In response, the Walter Reed Army Institute of Research, a subordinate command within USAMRMC, has worked vaccine constructs to several diseases found throughout the world, to include Japanese Encephalitis. The USAMRMC is pleased that their initial work has led to the maturation of the technology into the current vaccine being submitted for licensure. With a successful approval of the submission, the services will again have a reliable source of vaccine for their service members.

About Intercell AG

Intercell AG is a growing biotechnology company which focuses on the design and development of novel vaccines for the prevention and treatment of infectious diseases with substantial unmet medical need. The Company develops antigens and adjuvants which are derived from its proprietary technology platforms, and has in-house GMP manufacturing capability. Based on these technologies, Intercell has strategic partnerships with a number of global pharmaceutical companies, including Novartis, Merck & Co., Inc., Wyeth, sanofi pasteur, Kirin and the Statens Serum Institut. The Company's leading product, a prophylactic vaccine against Japanese Encephalitis, successfully concluded pivotal Phase III clinical trials. The regulatory process toward a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) has been initiated. The development pipeline includes a Pseudomonas vaccine in Phase II, a therapeutic vaccine for Hepatitis C in Phase II, partnered vaccines for Tuberculosis (Phase I) and Staphylococcus aureus which is in Phase II, and a broad pipeline of vaccine and antibody candidates focused on infectious diseases in pre-development. Intercell is headquartered in Vienna, with manufacturing facilities in Scotland and offices in North Carolina.

Intercell is listed on the Vienna stock exchange under the symbol "ICLL".

For more information please visit: www.intercell.com

Contact Intercell AG:

Intercell AG
Lucia Malfent
Head of Corporate Communications
Campus Vienna Biocenter 2, A-1030 Vienna
P: +43-1-20620-303
Mail to: LMalfent@intercell.com

INTERCELL AG **DIRECTORS' DEALINGS**

intercell SMART VACCINES

Date	Name	Position	Transaction	Amount	Price	Value
Mar. 7, 2007	Ernst Afting	Supervisory Board	Sale	15,000	€ 22.00	€ 330,000
Jul. 13, 2007	Michel Gréco	Supervisory Board	Purchase	7,500	€ 1.85	€ 13,875
Jul. 13, 2007	Michel Gréco	Supervisory Board	Sale	7,500	€ 27.77	€ 208,275
Jul. 13, 2007	David Ebsworth	Supervisory Board	Purchase	2,500	€ 2.10	€ 5,250
Jul. 13, 2007	Ernst Afting	Supervisory Board	Purchase	2,500	€ 1.85	€ 4,625
Jul. 13, 2007	Ernst Afting	Supervisory Board	Sale	656	€ 27.77	€ 18,217
Jul. 13, 2007	James Sulat	Supervisory Board	Purchase	2,500	€ 5.50	€ 13,750
Jul. 13, 2007	James Sulat	Supervisory Board	Sale	2,500	€ 27.77	€ 69,425
Jul. 13, 2007	Reinhard Kandera	Head of Finance	Purchase	43,500	€ 2.81	€ 122,350
Jul. 13, 2007	Reinhard Kandera	Head of Finance	Sale	34,984	€ 27.77	€ 971,506
Jul. 13, 2007	Werner Lanthaler	Management Board	Purchase	150,785	€ 3.00	€ 452,265
Jul. 13, 2007	Werner Lanthaler	Management Board	Sale	127,103	€ 27.12	€ 3,446,518
Jul. 13, 2007	Gerd Zettlmeissl	Management Board	Purchase	150,685	€ 3.00	€ 452,080
Jul. 13, 2007	Gerd Zettlmeissl	Management Board	Sale	114,895	€ 27.12	€ 3,115,486
Jul. 13, 2007	Alexander von Gabain	Management Board	Purchase	401,000	€ 2.28	€ 915,225

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INTERCELL AG **DIRECTORS' DEALINGS**

Date	Name	Position	Transaction	Amount	Price	Value
Jul. 13, 2007	Alexander von Gabain	Management Board	Sale	273,436	€ 27.12	€ 7,414,475
Nov. 23, 2007	Alexander von Gabain	Management Board	Purchase	1,020	€ 24.30	€ 24,786
Nov. 23, 2007	Werner Lanthaler	Management Board	Purchase	1,024	€ 24.43	€ 25,016
Nov. 23, 2007	Gerd Zettlmeissl	Management Board	Purchase	1,024	€ 24.44	€ 25,025
Jan. 16, 2008	Werner Lanthaler	Management Board	Purchase	1,000	€ 24.00	€ 24,000
Jan. 16, 2008	Gerd Zettlmeissl	Management Board	Purchase	1,000	€ 23.90	€ 23,900

![intercell SMART VACCINES]

Intercell-Novartis alliance - next EUR 80 million payment received

- EUR 80 m upfront license and opt-in fee paid by Novartis
- Development of key products within the Novartis alliance well on track
- Actual cash position more than EUR 290 m

Vienna (Austria), November 23, 2007 – Intercell AG announced the completion of the next step in implementing the strategic alliance entered into with Novartis in July 2007. EUR 80 m of the upfront license and option fee agreed with Novartis was received by Intercell today. Together with the EUR 150 m equity investment made in September 2007, this payment brings the cash received to date by Intercell under this strategic alliance with Novartis to EUR 230 m. Another unconditional and committed payment out of this alliance of EUR 40 m is due in 2008.

"Only about half of this fee received from Novartis will be booked as revenue in 2007, nevertheless we expect this year to become the first profitable full year of Intercell," commented Werner Lanthaler, Chief Financial Officer of Intercell, and he added: "Our research and development teams have completed the kick-off for the first key products within this alliance, including a novel Influenza vaccine adjuvanted with IC31® and the co-development for a therapeutic Hepatitis C Virus vaccine."

Intercell's cash position is now more than EUR 290 m, which secures the optimal speed of development programs and the strategic growth of the company.

About the Intercell-Novartis cooperation:

In July 2007 Intercell and Novartis signed a major strategic partnership to accelerate innovation in vaccines development in infectious diseases. The partnership includes a co-development and profit-sharing arrangement to bring together both companies' programs in the field of therapeutic Hepatitis C Virus vaccines with the aim of expanding their combined leadership in this field.

Intercell's adjuvant IC31® will be **exclusively** licensed to Novartis for the development of improved Influenza vaccines. IC31® will also be **non-exclusively** licensed to Novartis in other areas. Intercell retains the right to continue to enter into partnerships for IC31® with third parties in infectious diseases, cancer, allergies, and other indications.

About Intercell AG:

Intercell AG is a growing biotechnology company which focuses on the design and development of novel vaccines for the prevention and treatment of infectious diseases with substantial unmet medical need. The Company develops antigens and adjuvants which are derived from its proprietary technology platforms, and has in-house GMP manufacturing

capability. Based on these technologies, Intercell has strategic partnerships with a number of global pharmaceutical companies, including Novartis, Merck & Co., Inc., Wyeth, sanofi pasteur, Kirin and the Statens Serum Institut.

The Company's leading product, a prophylactic vaccine against Japanese Encephalitis, successfully concluded pivotal Phase III clinical trials in 2006. The regulatory process toward a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) has been initiated. The broad development pipeline includes a Pseudomonas vaccine in Phase II, a therapeutic vaccine for Hepatitis C in Phase II, partnered vaccines for Tuberculosis and Staphylococcus aureus which are in Phase I, and five products focused on infectious diseases in preclinical development.

Intercell is listed on the Vienna stock exchange under the symbol "ICLL".

For more information please visit: www.intercell.com

Contact Intercell AG:

Intercell AG
Lucia Malfent
Head of Corporate Communications
Campus Vienna Biocenter 2, A-1030 Vienna
P: +43-1-20620-303
Mail to: LMalfent@intercell.com

This communication expressly or implicitly contains certain forward-looking statements concerning Intercell AG and its business. Such statements involve certain known and unknown risks, uncertainties and other factors which could cause the actual results, financial condition, performance or achievements of Intercell AG to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Intercell AG is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

(*Translation summary, as original is in German only*)

Announcement of Intercell regarding its winning of the STEP Award 2007 for innovative growth companies

Intercell wins in the finance category

Vienna, Austria, November 29, 2007 – Yesterday evening, Intercell AG was awarded the "STEP Award" which is awarded annually by the Frankfurter Allgemeine Zeitung (F.A.Z.) Institut and Infraserv Höchst in Frankfurt am Main, Germany. The company won in the "finance" category. With the award the jury recognized Intercell AG's strong economic position which provides the company with a stable basis for aggressive innovation and growth.

"Intercell's strategy focuses on the ideal use of the potential for research and development projects while minimizing the inherent risk of innovative projects through diversification and a solid financial planning. We consider the award as the appreciation of our strategy and are very happy about the prize" says Werner Lanthaler, CFO of Intercell AG.

The STEP Award is a company competition that awards growth companies. The prize was first awarded in 2006. The initiators Infraserv Höchst and the F.A.Z.-Institut aim at giving growth companies an incentive for their successful development. The STEP Award focuses primarily on the pharmaceutical, chemical, life science, biotechnology and nanotechnology, materials and renewable energy sectors.

Description of Intercell AG, which mentions various partnerships with different pharmaceutical companies. The description also provides an overview of the various trials for Intercell AG's product pipeline.

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SMART VACCINES

Intercell's clinical data on Japanese Encephalitis vaccine published in "The Lancet"

- Intercell's (ICLL) Phase III clinical trial results on its investigational Japanese Encephalitis vaccine have been published in the renowned medical journal "The Lancet"
- The article is the first publication describing the full clinical data to date on Intercell's vaccine against Japanese Encephalitis
- The publication details significant safety and immunogenicity results on the ICLL vaccine, which represents an innovative approach against a disease with a high degree of unmet medical need

Vienna (Austria), December 3, 2007 – Intercell (VSE: ICLL) is pleased to announce the acceptance of a scientific article about its investigational Japanese Encephalitis vaccine by the internationally-renowned scientific and medical journal "The Lancet".

With over 3 billion people living in endemic areas, Japanese Encephalitis, a mosquito-borne flaviviral infection, is the leading cause of childhood encephalitis and viral encephalitis in Asia. Japanese Encephalitis represents a clear threat to travellers and military personnel from industrialized countries visiting endemic areas. The disease is usually severe, resulting in residual neuropsychiatric sequelae in up to 50% of cases and a fatal outcome in about 25% of all cases. No treatment is currently available, only vaccination effectively prevents the disease. Intercell's innovative investigational vaccine, which is planned to enter global markets in 2008, is a purified, inactivated product for active immunization against viral infections of Japanese Encephalitis.

In a recently concluded Phase III non-inferiority trial, Intercell's investigational Japanese Encephalitis vaccine demonstrated

- Immunogenicity against Japanese Encephalitis comparable to that of the U.S. licensed product, JE-VAX®
- An overall clinical safety profile similar to placebo combined with an excellent local tolerability profile

Intercell's innovative investigational vaccine, which is manufactured in the company's proprietary manufacturing facility in Scotland, is prepared using tissue culture rather than live organisms and does not contain stabilizers such as gelatin or preservatives in its formulation.

The article published in "The Lancet" reports of the detailed findings in a multicenter, multinational, observer-blinded randomized controlled Phase III non-inferiority study. The paper was written under the lead of Intercell's Vice President of Clinical Development & Medical Officer, Dr. Erich Tauber, in cooperation with scientists from the Medical University of Vienna, Austria and University of Washington, Seattle, USA as well as the Medical University Innsbruck, Austria.

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"This publication on our vaccine means that Intercell's approach and the data of our study have been peer-reviewed by highly-ranked independent scientific and medical experts, who came to the conclusion that our innovative vaccine, if approved, will meet a major medical need," stated Alexander von Gabain, Chief Scientific Officer of Intercell AG. He added: "It is a valuable appreciation of our scientific work that our data has been published in The Lancet, which is one of the world's leading medical journals."

"The Lancet", which first appeared in the year 1823, is an independent and authoritative voice in global medicine that seeks to publish high-quality clinical trials that will alter medical practice. "The Lancet" delivers in-depth knowledge in key medical disciplines. (www.thelancet.com)

About Intercell AG:

Intercell AG is a growing biotechnology company which focuses on the design and development of novel vaccines for the prevention and treatment of infectious diseases with substantial unmet medical need. The Company develops antigens and adjuvants which are derived from its proprietary technology platforms, and has in-house GMP manufacturing capability. Based on these technologies, Intercell has strategic partnerships with a number of global pharmaceutical companies, including Novartis, Merck & Co., Inc., Wyeth, sanofi pasteur, Kirin, and the Statens Serum Institut.

The Company's leading product, a prophylactic vaccine against Japanese Encephalitis Virus, successfully concluded pivotal Phase III clinical trials in 2006. The regulatory process toward a Biological License Application (BLA) to the U.S. Food and Drug Administration (FDA) has been initiated. The broad development pipeline includes a Pseudomonas vaccine in Phase II, a therapeutic vaccine for Hepatitis C Virus in Phase II, partnered vaccines for Tuberculosis and S. aureus which are in Phase I, and five products focused on infectious diseases in preclinical development.

Intercell is listed on the Vienna stock exchange under the symbol "ICLL".

For more information please visit: www.intercell.com.

Contact Intercell AG:

Intercell AG
Lucia Malfent
Head of Corporate Communications
Campus Vienna Biocenter 2, A-1030 Vienna
P: +43-1-20620-303 Mail to: lmalfent@intercell.com

This communication expressly or implicitly contains certain forward-looking statements concerning Intercell AG and its business. Such statements involve certain known and unknown risks, uncertainties and other factors that could cause the actual results, financial condition, performance or achievements of Intercell AG to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Intercell AG is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

STATENS SERUM INSTITUT

AERAS
GLOBAL TB VACCINE FOUNDATION

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Statens Serum Institut (SSI), Intercell (ICLL), and Aeras Global Tuberculosis Vaccine Foundation (Aeras) announce the initiation of a clinical trial for a novel vaccine candidate against tuberculosis (TB)

» SSI's novel tuberculosis subunit vaccine HyVac4-IC31 (AERAS-404) enters phase I clinical trial in BCG-vaccinated individuals

» The vaccine is a new candidate from a group of subunit vaccines against TB produced by SSI and aiming to boost the activity of the existing BCG vaccine

» HyVac4-IC31 (AERAS-404) is co-developed with Aeras and formulated with Intercell's adjuvant IC31®

December 4th, 2007 (Copenhagen, Denmark / Vienna, Austria / Rockville, MD, USA) – SSI, ICLL, and Aeras announce that SSI's novel prophylactic vaccine HyVac4-IC31 (AERAS-404) against TB have entered phase I clinical trials in BCG-vaccinated individuals. The clinical trial has been initiated at the Karolinska Institute (Stockholm).

The new TB-vaccine HyVac4-IC31 (AERAS-404) supported by and co-developed with AERAS is based on the H4-antigen which in the preclinical phase has shown remarkable activity as a BCG booster.

"With the initiation of this clinical trial on the TB vaccine molecule HyVac4 we are intensifying our efforts to provide the best possible TB vaccine to control the global TB epidemic" says Professor Peter Andersen, Vice President for Vaccine R&D at the SSI.

"Our proprietary adjuvant IC31® has proven to be safe and to induce a strong and sustained immune response that has not yet been seen before in comparable preclinical and clinical vaccine settings. We are confident that this further vaccine candidate will fulfil the expectations in the clinical development to target this high unmet medical need", comments Intercell's Chief Scientific Officer Alexander von Gabain.

"We are pleased to be working in partnership with SSI and ICLL on this very promising TB vaccine candidate," says Dr. Jerald C. Sadoff, President and CEO of Aeras. "HyVac4 (AERAS-404) has induced more significant protection in a BCG prime-boost regimen than any other vaccine we have tested in the long-term guinea pig challenge model."

About Tuberculosis (TB):

TB causes the death of more than 1.5 million people every year and one-third of the world's population is infected by the bacteria "Mycobacterium tuberculosis" which makes this disease one of the most severe global health problems.

The existing Bacillus Calmette-Guérin vaccine (BCG) vaccine is a live vaccine that, when given to newborns, provides good protection against TB for 10-15 years. However, when the protective effect decreases, yet another BCG vaccination does not provide sufficient TB protection. Therefore, a new type of TB vaccine is needed to address the need of TB protection in the adult population.

About HyVac4:

HyVac4 is a recombinantly engineered TB vaccine antigen in which immunodominant antigens (Ag85B and TB10.4) secreted by Mycobacterium Tuberculosis are combined to provide highly efficient and immunogenic fusion molecules. HyVac4 is closely related to the Hybrid1 (H1) TB vaccine antigen which earlier this year successfully completed a phase I clinical trial in Leiden also in combination with IC31® and for which further clinical trials are in preparation.

About IC31®:

Adjuvants enhance the effectiveness of vaccines. Existing adjuvants on the market induce antibodies but no or little T-cell immunity.

IC31® is an adjuvant inducing both T-cell and B-cell responses with a unique synthetic formulation which combines the immunostimulating properties of an anti-microbial peptide, KLK, and an immunostimulatory oligodeoxynucleotide, ODN1a. The two-component solution can be simply mixed with antigens, no conjugation is required. Intercell currently has IC31® collaborations with a number of global vaccine companies, as well as small biotechs. IC31® has also been partnered with Novartis and Wyeth for the development of a couple of new vaccines against infectious diseases.

About Statens Serum Institut (SSI):

SSI is a public enterprise operating as a market-oriented production and service enterprise. SSI is an enterprise under the Danish Ministry of Health and Prevention, and the Institute's duties are partly integrated in the national Danish health services. SSI prevents and controls infectious diseases, biological threats, and congenital disorders.

SSI aims to ensure advanced control of infectious diseases, including new infections and biological threats. The institute also strives to be a highly regarded and recognized national and international research, production and service enterprise.
For more information please visit: www.ssi.dk

About Intercell AG:

Intercell AG is a growing biotechnology company which focuses on the design and development of novel vaccines for the prevention and treatment of infectious diseases with substantial unmet medical need. The Company develops antigens and adjuvants which are derived from its proprietary technology platforms, and has in-house GMP manufacturing capability. Based on these technologies, Intercell has strategic partnerships with a number of

global pharmaceutical companies, including Novartis, Merck & Co., Inc., Wyeth, Sanofi Pasteur, Kirin and Statens Serum Institut.

The Company's leading product, a prophylactic vaccine against Japanese Encephalitis, successfully concluded pivotal Phase III clinical trials in 2006. The regulatory process toward a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) has been initiated. The broad development pipeline includes a Pseudomonas vaccine in Phase II, a therapeutic vaccine for Hepatitis C in Phase II, partnered vaccines for Tuberculosis and Staphylococcus aureus which are in Phase I, and five products focused on infectious diseases in preclinical development.

Intercell is listed on the Vienna stock exchange under the symbol "ICLL".
For more information please visit: www.intercell.com

About AERAS Global TB Vaccine Foundation:

Aeras Global TB Vaccine Foundation (www.aeras.org) is a non-profit organization working as a Product Development Partnership to develop new tuberculosis vaccines and ensure that they are affordable and accessible to all who need them around the world. Dr. Jerald C. Sadoff, President and CEO of Aeras, has worked in vaccine development for more than 30 years. He has been involved in efforts to develop and obtain licensure for nine currently licensed vaccines. Aeras is funded by the Bill & Melinda Gates Foundation, the Dutch Ministry of Foreign Affairs, the Danish International Development Agency, and the U.S. Centers for Disease Control and Prevention. Aeras is based in Rockville, Maryland, USA.

Contact SSI:

Pia Lading
Executive Vice President
Phone: +45 32683565
Mail to: pla@ssi.dk

Contact Intercell AG:

Intercell AG
Lucia Malfent
Head of Corporate Communications
P: +43-1-20620-303
Mail to: LMalfent@intercell.com

Contact Aeras Global TB Vaccine Foundation:

Annmarie Leadman
Director of Communications
Tel. +1-240-599-3018
Mail to: media@aeras.org

This communication expressly or implicitly contains certain forward-looking statements concerning Intercell AG and its business. Such statements involve certain known and unknown risks, uncertainties and other factors which could cause the actual results, financial condition, performance or achievements of Intercell AG to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Intercell AG is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

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Intercell Submits Marketing Authorization Application (MAA) to EMEA for Licensure of Japanese Encephalitis Vaccine

- Intercell submitted MAA for its lead product, a vaccine against Japanese encephalitis
- Product is intended to be licensed through centralized regulatory procedure in Europe
- Company expects positive CHMP opinion in 2008

Vienna (Austria), December 6, 2007 – Intercell AG (VSE: ICLL) announced the regulatory submission of the MAA (Marketing Authorization Application) today for its lead product, a vaccine against Japanese encephalitis (JE). After successful Phase III clinical trials performed in Europe, the United States and Australia, the new JE vaccine is intended to be licensed through the centralised regulatory procedure by the EMEA (European Medicines Agency).

"It is a major achievement that we have been able to manage Intercell's first MAA submission according to our stated business plans. Furthermore, we are on track for filing a license application for our JE vaccine in the United States later this month. We are encouraged and committed to further delivering on the next steps towards product licensure and commercialization in the U.S., Europe, and elsewhere", stated Thomas Lingelbach, Intercell's Chief Operating Officer.

Subject to EMEA's validation of the submission, a review by the rapporteurs (Germany) and co-rapporteurs (Norway) will be initiated and the Company is expecting a positive opinion by the Committee for Medicinal Products for Human Use (CHMP) in 2008.

About Intercell's investigational JE vaccine (IC51)

Intercell's novel investigational JE vaccine (IC51) is a purified, inactivated vaccine for active immunization against the Japanese encephalitis virus. With over 3 billion people living in endemic areas, Japanese encephalitis, a mosquito-borne flaviviral infection, is the leading cause of childhood encephalitis and viral encephalitis in Asia. The JE virus remains virulent in this region and has recently spread to countries not previously affected.

In successfully concluded pivotal Phase III non-inferiority trials, Intercell's IC51 vaccine has demonstrated a favorable safety and immunogenicity profile:

- The immunogenicity of IC51 was comparable to that of the U.S. licensed product, JE-VAX®
- IC51 demonstrated an overall clinical safety profile similar to placebo
- Furthermore, IC51 showed an excellent local tolerability profile in this head-to-head study with JE-VAX®

Intercell's novel investigational JE vaccine, manufactured at the Company's proprietary GMP (Good Manufacturing Practice) manufacturing facility in Scotland, is prepared using tissue culture rather than live organisms and does not contain any stabilizers such as gelatin or preservatives in its formulation.

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On June 13, 2006, Novartis and Intercell announced, that the companies had reached an agreement for Novartis to acquire marketing and distribution rights for Intercell's Japanese encephalitis virus vaccine in the United States, Europe and certain other markets in Asia and Latin America.

About Intercell AG

Intercell AG is a growing biotechnology company which focuses on the design and development of novel vaccines for the prevention and treatment of infectious diseases with substantial unmet medical need. The Company develops antigens and adjuvants which are derived from its proprietary technology platforms, and has in-house GMP manufacturing capability. Based on these technologies, Intercell has strategic partnerships with a number of global pharmaceutical companies, including Novartis, Merck & Co., Inc., Wyeth, sanofi pasteur, Kirin and the Statens Serum Institut. The Company's leading product, a prophylactic vaccine against Japanese Encephalitis, successfully concluded pivotal Phase III clinical trials. The regulatory process toward a Biologics License Application (BLA) to the U.S. Food and Drug Administration (FDA) has been initiated. The development pipeline includes a Pseudomonas vaccine in Phase II, a therapeutic vaccine for Hepatitis C in Phase II, partnered vaccines for Tuberculosis and Staphylococcus aureus which are in Phase I, and a broad pipeline of vaccine and antibody candidates focused on infectious diseases in pre-development.

Intercell is listed on the Vienna stock exchange under the symbol "ICLL".

About Intercell Biomedical Ltd.

In 2004, Intercell acquired a manufacturing plant in Livingston, Scotland, which has enabled the Company to gain in-house GMP manufacturing capabilities for its Japanese encephalitis vaccine and to manufacture the investigational product used in the Phase III clinical trials. With major investments throughout the last years, the Company has further increased its capacities and has established a state-of the art, GMP commercial manufacturing facility to support the future supplies of its Japanese encephalitis vaccine. Besides the manufacturing facility, which is fully dedicated to these studies and still has the potential for further expansion , the Livingston site also has separate development and clinical manufacturing capacities. With more than 70 employees, the organization operates under a Manufacturing License from the MHRA (Medicines and Healthcare products Regulatory Agency) for Investigational Medicinal Products (IMP, Investigational Medicinal Products)) and is in the process of becoming for commercial manufacturing.

For more information please visit: www.intercell.com

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Contact Intercell AG:

Intercell AG
Lucia Malfent
Head of Corporate Communications
Campus Vienna Biocenter 2, A-1030 Vienna
P: +43-1-20620-303
Mail to: LMalfent@intercell.com

END